   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 8, 1999.

                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       AFFILIATED COMPUTER SERVICES, INC.
             (Exact name of registrant as specified in its charter)

                      DELAWARE                                             51-0310342
            (State or other jurisdiction                                (I.R.S. Employer
          of incorporation or organization)                            Identification No.)

                           2828 NORTH HASKELL AVENUE
                              DALLAS, TEXAS 75204
                                 (214) 841-6111

              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                             ---------------------

                                 DAVID W. BLACK
                       AFFILIATED COMPUTER SERVICES, INC.
                           2828 NORTH HASKELL AVENUE
                              DALLAS, TEXAS 75204
                                 (214) 841-6152
                     (Name, address, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                DAVID G. LUTHER, JR.                                   C. NEEL LEMON, III
                HUGHES & LUCE, L.L.P.                                THOMPSON & KNIGHT, P.C.
            1717 Main Street, Suite 2800                          1700 Pacific Ave., Suite 3300
                 Dallas, Texas 75201                                   Dallas, Texas 75201
                   (214) 939-5500                                        (214) 969-1700

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                  AMOUNT           PROPOSED MAXIMUM       PROPOSED MAXIMUM         AMOUNT OF
                                                   TO BE           AGGREGATE PRICE           AGGREGATE           REGISTRATION
     TITLE OF SHARES TO BE REGISTERED          REGISTERED(1)         PER UNIT(2)         OFFERING PRICE(2)          FEE(3)
---------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par value(4)          4,025,000              $49.04              $197,386,000          $54,873.31
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Includes up to 525,000 shares of Common Stock to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Calculated pursuant to Rule 457(c) of the Securities Act based on the average of the high and low prices reported for a share of Affiliated Computer Services, Inc. Class A Common Stock on February 1, 1999, as reported by the New York Stock Exchange, Inc. under the symbol "ACS."

(4) Includes an equivalent number of rights to purchase shares of Class A Common Stock issuable under the Company's Rights Agreement. See "Description of Capital Stock -- Rights Agreement."
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY SATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 8, 1999
PROSPECTUS

                                3,500,000 SHARES

[ACS LOGO]

                       AFFILIATED COMPUTER SERVICES, INC.
                              CLASS A COMMON STOCK
                           -------------------------

     We are offering and selling 3,500,000 shares of our Class A Common Stock. We have two classes of common stock outstanding. The Class A Common Stock is entitled to one vote per share, and the Class B Common Stock is entitled to ten votes per share. See "Description of Capital Stock."

     The Class A Common Stock is listed on the New York Stock Exchange under the symbol "ACS." The last reported sale price of our Class A Common Stock on February 4, 1999 was $51 5/8 per share.
                           -------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR CLASS A COMMON STOCK.
                           -------------------------

                                                        PER SHARE                     TOTAL
                                                        ---------                     -----
Public offering price.....................       $                           $
Underwriting discount.....................       $                           $
Proceeds, before expenses, to us..........       $                           $

                           -------------------------

     The underwriters may, under certain circumstances, purchase up to an additional 525,000 shares of Class A Common Stock from Darwin Deason, our Chairman and Chief Executive Officer, at the public offering price less the underwriting discount. If all such shares are purchased, the total public
offering price will be $          , the underwriting discount will be
$          and the proceeds to Mr. Deason will be $          . The Company will
receive no proceeds from the sale of Mr. Deason's shares. The Company has agreed to pay expenses incurred by Mr. Deason in connection with the offering, other than the underwriting discount.

     The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on              , 1999.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

BEAR, STEARNS & CO. INC.                                    GOLDMAN, SACHS & CO.

       DONALDSON, LUFKIN & JENRETTE
                                       HAMBRECHT & QUIST
                                                          PRUDENTIAL SECURITIES

              THE DATE OF THIS PROSPECTUS IS              , 1999.

     We are a Delaware corporation. Our principal executive offices are located at 2828 North Haskell Avenue, Dallas, Texas 75204, and our telephone number is
(214) 841-6111. We maintain a worldwide web site at www.acs-inc.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at the site. In this prospectus, the "Company," "ACS," "we," "us" and "our" refer to Affiliated Computer Services, Inc. and its subsidiaries, unless the context otherwise requires. In addition, "Class A Common Stock" refers to our Class A Common Stock, $0.01 par value per share, and "Class B Common Stock" refers to our Class B Common Stock, $0.01 par value per share; and "Common Stock" refers to the Class A Common Stock and Class B Common Stock. See "Description of Capital Stock."

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Common Stock.

                               PROSPECTUS SUMMARY

     This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in the Class A Common Stock. You should read the entire prospectus carefully, including the risks of investing in the Class A Common Stock discussed under "Risk Factors." Unless otherwise specifically stated, the information throughout this prospectus assumes that the underwriters do not exercise their over-allotment option.

OVERVIEW

     We are based in Dallas, Texas and have offices primarily in North America, as well as Central and South America, Europe and the Middle East. We provide a full range of information technology services to clients, which have time-critical, transaction-intensive information processing needs. Our services include technology outsourcing, business process outsourcing and professional and systems integration services.

     Our technology outsourcing services consist of processing our clients' data on a remote basis from our data centers to deliver significant cost savings and service improvements to our clients. The principal technology outsourcing services we provide include data center outsourcing and network management services. In order to provide these services, we utilize a variety of hardware and software systems.

     Our business process outsourcing services, an extension of technology outsourcing, consist of managing, through an outsourcing arrangement, our clients' non-core, but mission-critical, business processes. The principal business process outsourcing services we provide include loan and mortgage processing, claims processing, accounts payable processing, data capture, storage and retrieval services and automated teller machine transaction processing.

     Our professional and systems integration services include technology consulting, systems design and engineering, applications maintenance and development and technical staff augmentation.

     Our primary markets are the commercial and federal government sectors. The commercial sector accounts for approximately two-thirds of our annual revenues, and the government sector accounts for approximately one-third of our annual revenues. Approximately 90% of our revenues for the past three fiscal years were recurring revenues. Recurring revenues are derived from services that our clients use each year in connection with their ongoing businesses.

     Our revenues have grown from $477 million in fiscal 1994 to $1.2 billion in fiscal 1998, representing a compounded annual growth rate of approximately 26%. Of this growth, approximately half has come from internally generated services and approximately half from acquisitions.

STRATEGY

     In pursuit of our ultimate goal of enhancing shareholder value, we pursue a balanced strategy of internal and external growth strategies. Our internal growth strategy includes (1) expanding our recurring revenue base, (2) maximizing economies of scale by diligently controlling our cost structure, adding new clients and enhancing our relationships with existing clients, (3) providing flexible solutions to those clients, (4) investing in technology and
(5) attracting and retaining high quality employees. Our external growth strategy involves an aggressive but disciplined acquisition program, focused on
(1) expanding our service offerings, client base and geographic coverage, and
(2) the rapid, effective assimilation of the companies we acquire.

RECENT ACQUISITIONS

     In December 1998, we purchased a 63% interest in BRC Holdings, Inc., a provider of specialized information technology services to the local government and healthcare sectors. We will acquire the remaining 37% interest in February 1999. In December 1998, we also acquired two smaller companies.

The annual combined revenues from continuing operations of these three companies during calendar year 1998 was approximately $146 million.

     We are incorporated in Delaware and our principal offices are located at 2828 North Haskell Avenue, Dallas, Texas 75204 (Telephone (214) 841-6111).

                                  THE OFFERING

Class A Common Stock
  Offered..................  3,500,000 shares

Common Stock to be
  Outstanding after this
  Offering:
  Class A Common Stock.....  49,323,877 shares(1)
  Class B Common Stock.....   3,299,686 shares(1)(2)
          Total............  52,623,563 shares(1)(2)

Voting Rights..............  The Class A Common Stock is entitled to one vote per share and the Class B Common stock is entitled to ten votes per share. See "Risk Factors -- Darwin Deason's Stock Ownership Provides Substantial Control Over Our Company" and "Description of Capital Stock."

Use of Proceeds............  We intend to use the net proceeds from the Offering to repay a portion of the debt incurred under ACS's revolving credit agreement primarily in connection with our acquisition of BRC Holdings, Inc. See "Use of Proceeds."

Dividend Policy............  We do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and such other factors as our Board of Directors deems relevant.

NYSE Symbol................  ACS
---------------

(1) Based on 45,823,877 shares of Class A Common Stock and 3,299,686 shares of Class B Common Stock outstanding as of December 31, 1998. Does not include
    (a) 6,326,457 shares of Class A Common Stock reserved for issuance under our stock option plans, under which options to purchase 4,876,957 shares were outstanding as of December 31, 1998 at a weighted average exercise price of $21.22 per share, (b) 5,391,936 shares of Class A Common Stock issuable upon conversion of our 4% Convertible Subordinated Notes due March 15, 2005, or
    (c) 3,299,686 shares of Class A Common Stock issuable upon conversion of all outstanding shares of Class B Common Stock. See "Description of Capital Stock -- Class A Common Stock and Class B Common Stock."

(2) See "Description of Capital Stock -- Class A Common Stock and Class B Common Stock" regarding the conversion rights and restrictions on transfer of the Class B Common Stock.

                                  RISK FACTORS

     For a description of certain risks that you should consider before buying shares of the Class A Common Stock, see "Risk Factors."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth our (1) summary historical consolidated financial data as of and for each of the five years ended June 30, 1998 and as of December 31, 1998 and for the six months ended December 31, 1998 and 1997;
(2) consolidated income statement data for the year ended June 30, 1998 and for the six months ended December 31, 1998, pro forma for the acquisition of BRC Holdings, Inc., four additional acquisitions during the year ended June 30, 1998 and five acquisitions subsequent to July 1, 1998; and (3) consolidated balance sheet data as of December 31, 1998, as adjusted for the consummation of this offering. You should read this data together with the consolidated financial statements incorporated by reference in this Prospectus. See "Selected Consolidated Financial Data," "Where You Can Find More Information," and "Pro Forma Condensed Consolidated Financial Information (Unaudited)".

                                                                                              PRO FORMA        SIX MONTHS
                                                                                                 YEAR             ENDED
                                                      YEAR ENDED JUNE 30,                       ENDED         DECEMBER 31,
                                     ------------------------------------------------------    JUNE 30,    -------------------
                                       1994       1995       1996       1997        1998       1998(3)       1997       1998
                                     --------   --------   --------   --------   ----------   ----------   --------   --------
INCOME STATEMENT DATA(1):
Revenues...........................  $476,978   $533,848   $647,608   $928,925   $1,189,123   $1,439,871   $550,229   $754,990
Operating income...................    37,475     44,378     56,583     90,266       98,319     127,301      33,388     72,910
Net income.........................    19,654     25,655     33,525     49,666       54,422      54,234      19,052     39,634
Earnings per common share:
 Basic.............................  $   0.64   $   0.74   $   0.88   $   1.08         1.14(2) $    1.13(2) $   0.40  $   0.82
 Diluted...........................      0.59       0.71       0.85       1.05         1.11(2)      1.10(2)     0.39      0.77
Shares used in computing earnings
 per common share:
 Basic.............................    30,664     34,625     38,228     46,136       47,599      47,913      47,167     48,488
 Diluted...........................    33,233     35,998     39,320     47,452       50,487      50,801      48,453     55,304

                                      PRO FORMA
                                      SIX MONTHS
                                        ENDED
                                     DECEMBER 31,
                                       1998(3)
                                     ------------
INCOME STATEMENT DATA(1):
Revenues...........................    $818,853
Operating income...................      83,443
Net income.........................      42,799
Earnings per common share:
 Basic.............................    $   0.88
 Diluted...........................        0.83
Shares used in computing earnings
 per common share:
 Basic.............................      48,761
 Diluted...........................      55,577

                                                                  AS OF JUNE 30,                        AS OF DECEMBER 31, 1998
                                               ----------------------------------------------------   ---------------------------
                                                 1994       1995       1996       1997       1998       ACTUAL     AS ADJUSTED(4)
                                               --------   --------   --------   --------   --------   ----------   --------------
BALANCE SHEET DATA:
Working capital..............................  $ 76,583   $ 77,615   $ 79,928   $110,866   $198,118   $  210,472     $  210,472
Total assets.................................   266,734    309,903    636,098    761,477    949,798    1,328,310      1,328,310
Total long-term debt (less current
 portion)....................................    84,534     37,940     57,028    130,680    234,848      408,964        235,904
Total stockholders' equity...................    90,439    156,686    363,204    427,481    503,670      559,411        732,471

---------------

(1) ACS has acquired 31 companies during the periods presented under the purchase method of accounting, and therefore revenues between periods are not comparable. In addition, all periods reflect the merger of a wholly-owned subsidiary of the Company with and into ACS Government Solutions Group, Inc., formerly known as Computer Data Systems, Inc., in December 1997. This merger was accounted for as a pooling of interests and, accordingly, historical results have been restated to reflect the combined operations of the two companies.

(2) Includes $12,974,000, $8,880,000 net of tax, or $.19 and $.18 per basic and diluted shares, respectively, of merger costs incurred by the Company in connection with the merger of a wholly-owned subsidiary of the Company with and into ACS Government Solutions Group, Inc. in December 1997.

(3) Pro forma income statement data for the year ended June 30, 1998 and the six months ended December 31, 1998 present the results of operations of the Company for such year and such period as if the following transactions had occurred as of July 1, 1997: (a) the consummation of the acquisition of BRC Holdings, Inc.; and (b) the consummation of four additional acquisitions during the year ended June 30, 1998 and five acquisitions subsequent to July 1, 1998. No adjustment has been made for the consummation of this offering. (See "Pro Forma Condensed Consolidated Financial Information (Unaudited)" included elsewhere herein).

(4) Balance sheet data at December 31, 1998 as adjusted, giving effect to the receipt of the estimated net proceeds from the sale of 3,500,000 shares of Class A Common Stock offered by the Company hereby. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     You should carefully consider the following risk factors and warnings before making an investment decision. The risks described below are not the only ones facing our company. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the price of the Class A Common Stock could decline, and you may lose all or part of your investment. You should also refer to the other information set forth and incorporated by reference in this prospectus, including our consolidated financial statements and the related notes.

     This prospectus contains forward-looking statements. These statements refer to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "anticipates", "plans", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined below. These factors may cause our actual results to differ materially from any forward-looking statement. See "Cautionary Statement Concerning Forward-Looking Statements."

LOSS OF SIGNIFICANT CLIENTS COULD ADVERSELY AFFECT OUR BUSINESS

     Our five largest clients accounted for approximately 25% of our revenue for the fiscal year ended June 30, 1998. For the fiscal year ended June 30, 1997, our five largest clients accounted for approximately 26% of our revenue.

     Approximately 8% of our revenue in fiscal 1998 and 11% of our revenue in fiscal 1997 came from services performed for the Department of Education. Our agreement with the Department of Education expires in September 2003; however, the agreement contains certain provisions allowing the Department of Education to terminate the contract prior to the expiration date, in specified circumstances, including termination for convenience. If the Department of Education terminates the contract, we would generally be reimbursed for the then remaining unamortized costs incurred with respect to providing the services under the contract, except to the extent that we are able to use any hardware, software or other resources for other purposes. Our relationship with the Department of Education is also subject to the risks of the reduction or modification of the contract due to changing needs and requirements or to unavailability of funds from the United States government. See "-- Government Contracts." We cannot assure you that the Department of Education will not cancel or modify the contract or that we will maintain our historic level of revenues or profits from this relationship.

     After the Department of Education, our next four largest clients accounted for approximately 17% of our revenue in fiscal 1998 and 15% of our revenue in fiscal 1997, and have remaining terms of one and one-half to five years. Our success depends substantially upon retaining our significant clients. Generally, we may lose clients due to merger or acquisition, business failure, contract expiration, conversion to a competing data processor or conversion to an in-house data processing system. We cannot guarantee that we will be able to retain long-term relationships or secure renewals of short-term relationships with our significant clients in the future.

     We incur a high level of fixed costs related to our technology outsourcing and business process outsourcing clients. These fixed costs result from significant investments in data processing centers, including computer hardware platforms, computer software, facilities, and client service infrastructure. The loss of any one of our significant clients could leave us with a significantly higher level of fixed costs than is necessary to serve our remaining clients, thereby reducing our profitability. We also are vulnerable to reduced processing volumes from our clients, which could occur due to business downturns, product liability issues, work stoppages by organized labor, potential year 2000 problems affecting our clients' business or other business reasons. Many of our clients are in industries that are currently undergoing significant consolidation. In the past, we have modified contracts on terms that have been both adverse and beneficial, and it is possible that future adverse modifications may occur.

WE HAVE SIGNIFICANT INVESTMENTS IN CERTAIN CLIENT CONTRACTS

     We must make significant capital investments in order to attract and retain large outsourcing agreements. We sometimes must purchase certain assets (such as computing equipment and purchased software), assume certain financial obligations (such as computer lease and software maintenance obligations), make investments in certain securities issued by clients, incur specific capital expenditures or incur expenses necessary to provide outsourcing services to a client. We record these investments and asset purchases at fair market value. We record the remainder of the purchase amount as intangible assets, which are then amortized over the term of each contract. The termination of a client contract or the deterioration of the financial condition of a client has in the past, and may in the future, result in an impairment of the net book value of the assets recorded. Moreover, we cannot guarantee that we will be able to finance and properly evaluate these assets and investments.

WE OPERATE IN HIGHLY COMPETITIVE MARKETS

     Our markets are intensely competitive and highly fragmented. Our market share represents a small percentage of the total technology services market. Our clients' requirements and the technology available to satisfy those requirements continually change.

     Our principal competitors include Electronic Data Systems Corporation, IBM Global Services (a subsidiary or division of IBM), Computer Sciences Corporation and several other national and regional competitors. Many of our competitors have greater financial, technical, and operating resources and a larger client base than we do. They may be able to use their resources to adapt more quickly to new or emerging technologies or to devote greater resources to the promotion and sale of their products and services. Many of our largest competitors have a greater international presence than us and offer a broader range of services. In addition, we must frequently compete with a client's own internal information technology capability, which may constitute a fixed cost for the client. We cannot guarantee that we will be able to compete successfully in the future. We expect to encounter additional competition as we address new markets and as the computing and communications markets converge. Competition could have a material adverse effect on our business and financial condition and results of operations results. If we are forced to lower our pricing or if demand for our services decreases, our business, financial condition, and results of operations will be materially and adversely affected.

CHANGES IN TECHNOLOGY COULD ADVERSELY AFFECT OUR BUSINESS

     The markets for our information technology services are subject to rapid technological changes and rapid changes in client requirements. To compete, we commit substantial resources to operating multiple hardware platforms, to customizing third-party software programs and to training client personnel and our personnel in the use of new technologies. Future hardware and software products may be able to manipulate large amounts of data more cost-effectively than existing mainframe platforms which we use. Information processing is shifting toward client-server and web-based systems, in which individual computers or groups of personal computers and mid-range systems replace mainframe systems. This trend could adversely affect our business and financial results. We have committed substantial resources to developing outsourcing solutions for these distributed computing environments. We cannot guarantee that we will be successful in customizing products and services that incorporate new technology on a timely basis. We also cannot guarantee that we will continue to be able to deliver the services and products demanded by the marketplace.

     Technology costs have also dropped significantly in recent years due in large part to hardware technology advances. New contracts are generally priced at lower unit rates than historical contracts. We sometimes renegotiate client contracts in advance of the scheduled expiration date and will lower our charges in return for other contractual considerations. If we are not able to lower our technology costs to keep up with market rates, then our business, financial condition, and results of operations could be adversely affected.

OUR CONTRACTS CONTAIN TERMINATION PROVISIONS AND PRICING RISKS

     Many of the services we provide are critical to our clients' business. Some of our contracts with clients permit termination in the event our performance is not consistent with service levels specified in those contracts. Some of our government clients can terminate their contracts for any reason or no reason. Our clients' ability to terminate contracts creates an uncertain revenue stream. If clients are not satisfied with our level of performance, our reputation in the industry may suffer, which could also materially and adversely affect our business, financial condition, and results of operations.

     Some of our contracts contain pricing provisions that require the client to pay a set fee for our services regardless of whether our costs to perform these services exceed the amount of the set fee. Many of our technology outsourcing and business process outsourcing contracts provide for penalties if we fail to achieve certain contract standards. Some of our contracts contain re-pricing provisions which can result in reductions of our fees for performing our services. In such situations, we could incur significant unforeseen costs or financial penalties in performing the contract.

WE MAY HAVE DIFFICULTIES EXECUTING OUR ACQUISITION STRATEGY

     We intend to continue to expand our business through acquisitions of companies. Through acquisitions, we intend to expand our geographic presence, to expand the products and services we offer to existing clients and to enter new markets. Since our inception in June 1988, we have completed 44 acquisitions. Approximately one-half of the increase in our revenues during the five years ended June 30, 1998 is due to acquisitions. We regularly evaluate potential acquisition candidates. Acquisitions are subject to various risks, including:

     - higher acquisition prices due to increased competition for acquisitions;

     - fewer suitable acquisition candidates at acceptable prices;

     - insufficient capital resources for acquisitions;

     - inability to enter into definitive agreements for desired acquisitions;

     - inability to successfully integrate or operate acquired companies;

     - loss of key management and other employees of acquired companies;

     - departure of key clients of acquired companies; and

     - inability to complete planned acquisitions due to governmental and regulatory constraints.

     We cannot assure you that any acquisitions, if consummated, will be advantageous to us. Without additional acquisitions, we may not grow at historical rates. If our acquisition strategy fails, our business, financial condition and results of operations could be materially and adversely affected.

FAILURE TO PROPERLY MANAGE GROWTH COULD ADVERSELY AFFECT OUR BUSINESS

     We have rapidly expanded our operations in recent years. We intend to continue expansion in the foreseeable future to pursue existing and potential market opportunities. This rapid growth places a significant demand on our management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures, and controls on a timely basis. If we fail to implement these systems procedures and controls on a timely basis, our business, financial condition, and results of operations will be materially and adversely affected.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     Our revenues and operating results may vary from quarter to quarter. These variations would be due to factors that are outside our control, such as:

     - the loss of current clients through acquisitions or otherwise;

     - the impact of competition on pricing, revenue and margins;

     - timing of new contracts;

     - timing and magnitude of acquisitions;

     - changes in funding priorities on governmental contracts;

     - the timing and magnitude of technological advances;

     - completing client projects; and

     - general economic conditions.

Accordingly, we believe that quarter-to-quarter comparisons of operating results for preceding quarters are not necessarily meaningful. You should not rely on the results of any one quarter as an indication of our future performance.

GOVERNMENT CONTRACTS

     Approximately one-third of our revenues in fiscal 1998 were derived from contracts with the United States government or its agencies. We have over 40 active prime contracts and numerous active subcontracts with the United States government or its agencies. The largest such contract accounted for approximately 8% of our revenue for fiscal 1998. Loss or termination of one or more large government contracts could have a material adverse effect on our business and financial results.

     Government contracts, by their terms, generally can be terminated for convenience by the government. This means that the government may terminate the contract at any time, without cause. In certain instances, we will receive compensation only for the services provided or costs incurred at the time of termination. Many of our government contracts contain base periods of one or more years, as well as one or more option periods that may cover more than half of the potential contract duration. The government generally has the right not to exercise option periods. Its failure to exercise option periods could curtail the contract term of certain of our government contracts. The government's termination of, or failure to exercise option periods for, significant government contracts could have a material adverse effect on our business and financial results.

     Government contracts are generally subject to audits and investigations by government agencies. These audits and investigations involve a review of the contractor's performance on its contracts, as well as its pricing practices, its cost structure, and its compliance with applicable laws, regulations and standards. If the government finds that we improperly charged any costs to a contract, the costs are not reimbursable. If already reimbursed, such cost must be refunded to the government. If the government discovers improper or illegal activities in the course of audits or investigations, the contractor may be subject to various civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with the government.

     In recent years, the government has substantially increased the personnel and resources it devotes to audits and investigations and has encouraged auditors and investigators to emphasize the detection of fraud or improper activities. We believe that this high level of industry scrutiny will continue for the foreseeable future. The government could subject us to such scrutiny in the future. Any resulting penalties or sanctions could have a material adverse effect on our business and financial results.

POTENTIAL YEAR 2000 PROBLEMS COULD ADVERSELY AFFECT OUR BUSINESS

     We use many computer software programs and operating systems across our organization. If our progress or systems contain source codes that are unable to interpret appropriately the upcoming calendar year 2000, modification or replacement of such programs or systems may be necessary. We are evaluating and managing the risks associated with Year 2000 software failures, and we are attempting to ensure a smooth Year 2000 transition. We have identified and analyzed both internally developed and acquired software that utilizes date embedded codes that may experience operational problems when the year 2000 is reached. We intend to complete substantial necessary modifications to the identified software by June 1999. However, we expect our efforts regarding Year 2000 compliance to continue thereafter as necessary. We are spending or incurring significant financial and operating expenses and resources to become Year 2000 compliant. However, we cannot guarantee that our systems or our clients' systems will be entirely Year 2000 compliant. Of the approximately $15 million of estimated expenditures for Year 2000 remediation projects, approximately $4 million is incremental costs. Of the $15 million, approximately $7 million had been incurred through December 31, 1998, and a majority of the remainder is expected to be incurred by June 30, 1999. The costs required to achieve substantial Year 2000 compliance, or our failure to do so, could have a material adverse effect on our business, financial condition or results of operations.

     We are attempting to coordinate with our clients, suppliers and other parties regarding their Year 2000 compliance. Most of our clients maintain their own application programs, although they use our computer and network resources. We generally do not have any contractual responsibility to ensure that our client application programs are Year 2000 compliant. We do undertake to test and modify system software for our clients, and we rely on vendors of such systems software to provide Year 2000 compliant products. However, our business could be adversely affected if our clients experience Year 2000 problems with such applications, causing management resources to be devoted to such problems. Consequently, such clients could use less of our computing resources, alter their pattern of usage of resources or dedicate less of their information processing budgets to projects we conduct. We could also be adversely affected if potential new clients decide not to pursue outsourcing projects because they are focusing their information technology resources on Year 2000 issues in their own organizations.

     We expect to identify and resolve all Year 2000 problems that could materially adversely affect our business operations. However, we believe that it is not possible to determine with complete certainty that all Year 2000 problems affecting us or our clients have been identified or corrected. The number of devices that could be affected and the interactions among these devices are simply too numerous. In addition, no one can accurately predict how many Year 2000 problem-related failures will occur or the severity, duration or financial consequences of these perhaps inevitable failures. As a result, we believe that the following consequences are possible:

     - a significant number of operational inconveniences and inefficiencies for us and our clients that will divert management's time and attention and financial and human resources from its ordinary business activities;

     - a lesser number of serious system failures that will require significant efforts by us or our clients to prevent or alleviate material business disruptions;

     - several routine business disputes and claims for pricing adjustments or penalties due to Year 2000 problems by our clients, which will be resolved in the ordinary course of business; and

     - a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination.

ATM LEGISLATION COULD ADVERSELY AFFECT OUR BUSINESS

     State and federal governmental entities have proposed legislation and regulations to regulate and limit or eliminate the fees that may be collected by automated teller machine owners. The regulation and limitation or elimination of ATM fees may reduce the economic viability of many ATMs. If such legislation is enacted, the number of ATMs operated in geographic areas affected by the legislation could decrease significantly, adversely affecting our results of operations as they relate to our ATM business. Approximately 10% of our revenues for fiscal 1998 were derived from our ATM business.

LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

     Our success depends on the skills, experience, and performance of certain key members of our management team. The loss of any key employee could have an adverse effect on our business, financial condition and results of operations and prospects. We have not entered into employment agreements with any of our key personnel, although we have entered into severance agreements with each of our executive officers and we may in the future enter into employment agreements with our key personnel.

     Our success also depends to a significant extent upon our ability to attract, retain and motivate highly skilled and qualified personnel. Competition for such personnel is intense in the information technology services industry, and recruiting and training such personnel requires substantial resources. We must continue to grow internally by hiring and training technically-skilled people in order to perform services under our existing contracts and new contracts that we will enter into. The people capable of filling these positions are in great demand and recruiting and training such personnel require substantial resources. We have to pay an increasing amount to hire and retain a technically-skilled workforce. Our business also experiences significant turnover of technically-skilled people. If we fail to attract, train, and retain sufficient numbers of these technically-skilled people, our business, financial condition, and results of operations will be materially and adversely affected.

DARWIN DEASON'S STOCK OWNERSHIP PROVIDES SUBSTANTIAL CONTROL OVER OUR COMPANY

     Darwin Deason, our Chairman and Chief Executive Officer, beneficially owns 3,299,686 shares of Class B Common Stock and 2,575,802 shares of Class A Common Stock as of December 31, 1998. Accordingly, upon completion of the offering, Mr. Deason will control approximately 43.2% of the total voting power of our company assuming no exercise of the underwriters' over-allotment option, and 42.6% if the underwriters' over-allotment option is exercised. As a result, Mr. Deason has the requisite voting power to significantly affect virtually all decisions made by the company and our stockholders, including the power to block corporate actions such as an amendment to certain provisions of our Certificate of Incorporation. In addition, Mr. Deason may significantly influence the election of directors and any other action requiring shareholder approval.

LEGAL PROCEEDINGS

     On December 16, 1998, a state district court in Houston, Texas entered judgment against ACS for approximately $17 million in a lawsuit brought by former employees of Gibraltar Savings Association and/or First Texas Savings Association who alleged that they were entitled to the value of 401,541 shares of ACS stock pursuant to options issued to these employees in 1988 in connection with a former data processing services agreement between Gibraltar Savings Association/First Texas Savings Association and ACS. We have filed a motion for new trial, and plan to immediately and vigorously appeal the judgment. The plaintiffs also have filed a notice of appeal. Should the proceedings not be favorably resolved in the trial court or on appeal, we may be subject to a material charge. See "Business -- Legal Proceedings."

     We are subject to certain other legal proceedings, claims and disputes which arise in the ordinary course of our business. If unfavorably resolved, these proceedings could have a material adverse effect on our financial position, results of operation and liquidity.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS

     Some provisions in our Certificate of Incorporation and Bylaws could also delay, defer, prevent or make more difficult a merger, tender offer, or proxy contest involving our company. Our stockholders might view such a transaction as being in their best interests because, for example, a change of control might result in a price higher than the market price for shares of our Class A Common Stock. Among other things, these provisions:

     - require an 80% vote of the stockholders to amend certain provisions of our Certificate of Incorporation;

     - require an 80% vote of the stockholders to amend certain provisions of our Bylaws;

     - permit only our Chairman, President or a majority of the Board of Directors to call stockholder meetings;

     - authorize our Board of Directors to issue up to 3,000,000 shares of preferred stock in series with the terms of each series to be fixed by our Board of Directors;

     - authorize our Board of Directors to issue Class B common stock, which shares are entitled to ten votes per share;

     - divide our Board of Directors into three classes so that only approximately one-third of the total number of directors will be elected each year;

     - permit directors to be removed, with or without cause, only by vote of at least 80% the combined voting power; and

     - specify advance notice requirements for stockholder proposals and director nominations to be considered at a meeting of Stockholders.

     In addition, with certain exceptions, Section 203 of the Delaware General Corporation Law restricts certain mergers and other business combinations between us and any holder of 15% or more of our voting stock.

     We also have a stockholder rights plan. Under this plan, after the occurrence of specified events, our stockholders will be able to buy stock from us or our successor at reduced prices. These rights will not extend, however, to persons participating in takeover attempts without the consent of our Board of Directors. Accordingly, this plan could delay, defer or prevent a change of control of our company. See "Description of Capital Stock -- Rights Agreement."

     Further, we have entered into severance agreements with each of our executive officers, which may have the effect of discouraging an unsolicited takeover proposal. Finally, Mr. Deason's ownership of approximately 45% of the voting power of our company (approximately 43.2% after completion of the offering, assuming no exercise of the underwriters' over-allotment option, and 42.6% if the underwriters' over-allotment option is exercised) could have the effect of delaying, deterring or preventing a takeover of our company. See
"-- Darwin Deason's Stock Ownership Provides Substantial Control Over Our Company."

INTELLECTUAL PROPERTY RIGHTS

     In recent years, there has been significant litigation in the United States involving patent and other intellectual property rights. We are not currently involved in any material intellectual property litigation. We may, however, be a party to material intellectual property litigation in the future to protect our trade secrets or know-how.

     Our suppliers, clients, and competitors may have patents and other proprietary rights that cover technology employed by us. Such persons may also seek patents in the future. United States patent applications are confidential until a patent is issued and most technologies are developed in secret. Accordingly, we are not, and cannot, be aware of all patents or other intellectual property rights of which our services may pose a risk of infringement. Others asserting rights against us could force us to defend ourselves or our clients against alleged infringement of intellectual property rights. We could incur substantial costs to prosecute or defend any such litigation and intellectual property litigation could force us to do one or more of the following:

     - cease selling or using products or services that incorporate the challenged technology;

     - obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology; and

     - redesign those services or products that incorporate such technology.

AVAILABILITY OF SIGNIFICANT AMOUNTS OF CLASS A COMMON STOCK FOR SALE COULD ADVERSELY AFFECT ITS MARKET PRICE

     After consummation of this offering, 49,323,877 shares of Class A Common Stock and 3,299,686 shares of Class B Common Stock will be outstanding. Sales of substantial amounts of Class A Common Stock (including shares issued upon the exercise of stock options) or Class B Common Stock, or the perception that such sales could occur, may adversely affect prevailing market prices for Class A Common Stock. In addition, up to 5,391,936 shares of Class A Common Stock could be issued upon conversion of our 4% Convertible Subordinated Notes due March 15, 2005 in the aggregate principal amount of $230 million (the "4% Notes") at a conversion price of $42.66 per share (equivalent to a conversion rate of 23.4432 shares per $1,000 principal amount of 4% Notes), and 3,299,686 shares of Class A Common Stock could be issued upon conversion of all outstanding shares of Class B Common Stock.

     We have issued options to purchase 4,876,957 shares of Class A Common Stock to our employees prior to this offering. Following this offering, we expect to continue to issue options to our employees to reward performance and encourage retention. The exercise of any additional options issued by us could adversely affect the prevailing market price of the Class A Common Stock.

     Our company and its directors and executive officers have agreed that, during the period beginning on the date of this offering and continuing to and including the 90th day after such date, they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Class A or Class B Common Stock (other than pursuant to existing employee stock option and stock purchase plans, upon the conversion of outstanding convertible securities or pursuant to existing earn-out obligations arising out of prior acquisitions), without the prior consent of Bear, Stearns & Co. Inc.; provided, however, that we may issue up to 1,000,000 shares of Class A Common Stock in consideration for acquisitions of businesses occurring after the offering; and provided, further, however, that during the period beginning on the 31st day after the date of the offering and continuing to and including the 90th day after such date, the directors and executive officers may offer, sell, contract to sell or otherwise dispose of up to an aggregate of 15% of their individual holdings of shares of Class A Common Stock and Class B Common Stock, which is a total of approximately 952,000 shares of Common Stock issued and outstanding as of the date of this prospectus (including 881,323 shares held by Mr. Deason), excluding options. In the event that the underwriters' over-allotment option is exercised in full and as a result Mr. Deason sells 525,000 shares of his Common Stock, Mr. Deason may thereafter offer, sell, contract to sell or otherwise dispose of a maximum of 356,323 shares of Class A Common Stock during the period specified above.

NO DIVIDENDS

     Except for the dividends paid by ACS Government Solutions Group, Inc. prior to its merger with a wholly-owned subsidiary of the Company in December 1997, we have not declared or paid any cash dividends to date on our Common Stock. We intend to continue to retain earnings for use in the operation of our business and, therefore, do not anticipate declaring or paying any cash dividends in the foreseeable future. Under the terms of our credit agreement, we are prohibited from paying cash dividends in excess of certain amounts. See "Dividend Policy."

RISKS RELATED TO INTERNATIONAL OPERATIONS

     We have limited operations in many countries around the world but may increase our international presence in the future. Risks that affect international operations include:

     - fluctuations in currency exchange rates;

     - complicated licensing and work permit requirements;

     - variations in the reaction of intellectual property rights;

     - restrictions on the ability to convert currency; and

     - additional expenses and risks inherent in conducting operations in geographically distant locations, with clients speaking different languages and having different cultural approaches to the conduct of business.

                      WHERE YOU CAN FIND MORE INFORMATION

     ACS files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy the reports, statements or other information we file at the SEC's public reference room in Washington, D.C. located at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains regional offices where you can read and copy the reports. These are located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at 7 World Trade Center, Suite 1300, New York, New York 10048. You can request copies of these documents, upon payment of photocopying fees, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC's internet site (http://www.sec.gov). These documents are also available for viewing and copying at the offices of the New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. This prospectus does not contain all the information in that registration statement. For further information with respect to ACS and the securities offered by this prospectus, you should review the registration statement. You can obtain the registration statement from the SEC and the NYSE at the public reference facilities we referred to above.

     The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that ACS has previously filed with the SEC. These documents contain important information about ACS and its financial condition.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The following ACS documents are incorporated by reference into this prospectus:

FILING                                                            PERIOD
------                                                            ------
Annual Report on Form 10-K.........................  Year Ended June 30, 1998
Quarterly Report on Form 10-Q......................  Quarter Ended September 30, 1998
Quarterly Report on Form 10-Q......................  Quarter Ended December 31, 1998
Current Report on Form 8-K.........................  Dated February 19, 1998
Current Report on Form 8-K.........................  Dated December 30, 1998
Current Report on Form 8-K/A.......................  Dated February 5, 1999
Proxy Statement on Schedule 14A....................  Dated September 29, 1998
The description of common stock purchase rights
  included in the Company's registration statement
  on Form 8-A......................................  Dated August 21, 1997

     The following BRC Holdings, Inc. information is incorporated by reference into this prospectus:

INFORMATION                                                       PERIOD
-----------                                                       ------
Financial Statements of BRC Holdings, Inc. as of
  December 31, 1996 and 1997 and for the three
  years ended December 31, 1997 located on pages 22
  through 49 of the Annual Report on Form 10-K.....  Year Ended December 31, 1997
Financial Statements of BRC Holdings, Inc.
  (unaudited) as of September 30, 1998 and for the
  quarter ended September 30, 1998 located on pages
  1 through 11 of the
  Quarterly Report on Form 10-Q....................  Quarter Ended September 30, 1998

     All documents filed by ACS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus will be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents.

     Documents incorporated by reference are available from ACS without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. Prospective investors may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the company at its executive offices: Attention: General Counsel, 2828 North Haskell Avenue, Dallas, Texas 75204, (214) 841-6111.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Business" and elsewhere in this prospectus, or incorporated herein by reference, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Statements about ACS' outlook and all other statements in this prospectus other than historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "anticipates," "plans," "believes," "estimates," "predicts," "potential," "intends," "foresees," "projects," "forecasts" or "continue" or the negative of such terms or other comparable terminology. These forward looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of our control, that could cause actual results to differ materially from such statements. While we believe that the assumptions concerning future events are reasonable, we caution that there are inherent difficulties in predicting certain important factors, especially the loss of any significant customers, the competition in the information technology industry and the impact of such competition on pricing, the timing and magnitude of technological advances, the performance of recently acquired businesses and prospects for future acquisitions, uncertainties surrounding budget reductions or changes in funding priorities or existing government programs, Year 2000 problems affecting ACS' and its clients' business, the costs of attracting and retaining highly skilled personnel and the other factors described under "Risk Factors" beginning on page 4.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     The Company estimates that the net proceeds to the Company from this Class A Common Stock offering (after deducting estimated expenses) will be approximately $173 million. The Company will use the net proceeds of this offering for repayment of a portion of the bank debt under its revolving credit agreement, as restated (the "Credit Agreement"), with Wells Fargo Bank (Texas) N.A., as agent, Bank One, Texas, N.A., as co-agent, and the other lenders that are parties thereto, as amended. As of December 31, 1998, the Company's outstanding debt under the Credit Agreement was $174.0 million, including approximately $165 million used in connection with the acquisition of a 63% interest in BRC Holdings, Inc. See "Business -- Recent Acquisitions." The Credit Agreement expires in July 2002, and loans outstanding at December 31, 1998 under the Credit Agreement bear interest at LIBOR plus 0.625%. As of December 31, 1998, after giving effect to the receipt of the estimated net proceeds from the sale of the Class A Common Stock offered hereby, the Company will have $940,000 of indebtedness under the Credit Agreement and $196.6 million of availability under the Credit Agreement. The Company intends to borrow under the Credit Agreement from time to time as necessary to fund acquisitions and for other general corporate purposes.

     If the underwriters exercise their over-allotment option in full, Mr. Deason will receive estimated net proceeds of approximately $26 million. The Company will receive no proceeds from the sale of Mr. Deason's shares of Class A Common Stock in connection with the exercise of the underwriters' over-allotment option.

                              SELLING STOCKHOLDER
              IF UNDERWRITERS' OVER-ALLOTMENT OPTION IS EXERCISED

     The following table sets forth certain information regarding the shares of the Class A Common Stock and Class B Common Stock beneficially owned by Mr. Deason, our Chairman and Chief Executive Officer, as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, assuming that the underwriters' over-allotment option is exercised.

                                    SHARES BENEFICIALLY OWNED PRIOR TO OFFERING
                             ----------------------------------------------------------
                                                                    PERCENT
                                                                   OF TOTAL
                                           PERCENT                 SHARES OF
                               NUMBER     OF TOTAL      NUMBER      CLASS A    PERCENT    SHARES OF
                             OF SHARES    SHARES OF   OF SHARES       AND         OF       CLASS A
                             OF CLASS A    CLASS A    OF CLASS B    CLASS B     TOTAL      COMMON
                               COMMON      COMMON       COMMON      COMMON      VOTING      STOCK
                               STOCK        STOCK       STOCK        STOCK     POWER(1)    OFFERED
                             ----------   ---------   ----------   ---------   --------   ---------
SELLING STOCKHOLDER
Darwin Deason(2)...........  2,575,802       5.6%     3,299,686      12.0%       45.1%     525,000

                                     SHARES BENEFICIALLY OWNED AFTER OFFERING,
                                     ASSUMING EXERCISE OF OVER-ALLOTMENT OPTION
                             ----------------------------------------------------------
                                                                    PERCENT
                                                                   OF TOTAL
                                           PERCENT                 SHARES OF
                               NUMBER     OF TOTAL      NUMBER      CLASS A    PERCENT
                             OF SHARES    SHARES OF   OF SHARES       AND         OF
                             OF CLASS A    CLASS A    OF CLASS B    CLASS B     TOTAL
                               COMMON      COMMON       COMMON      COMMON      VOTING
                               STOCK        STOCK       STOCK        STOCK     POWER(1)
                             ----------   ---------   ----------   ---------   --------
SELLING STOCKHOLDER
Darwin Deason(2)...........  2,050,802       4.2%     3,299,686      10.2%       42.6%

---------------

 *  Less than 1%.

(1) In calculating the percent of total voting power, the voting power of shares of Class A Common Stock (one vote per share) and Class B Common Stock (ten votes per share) is aggregated.

(2) Includes 1,628,397 shares of Class A Common Stock owned by The Deason International Trust (the "Trust") and 72,728 of the shares of Class A Common Stock owned by the Deason Foundation (the "Foundation"). Mr. Deason holds the sole voting power with respect to such shares through an irrevocable proxy granted by the Trust and a board resolution passed by the Foundation. The investment power with respect to such shares is held by the Trust and the Foundation. The shares of Class A Common Stock also include 7,310 shares owned by Mr. Deason's spouse and her daughter, to which Mr. Deason disclaims beneficial ownership.

                      PRICE RANGE OF CLASS A COMMON STOCK

     Since February 5, 1997, the Class A Common Stock has been traded on the NYSE. From February 5, 1997 to November 30, 1998, the Class A Common Stock traded under the symbol "AFA." Since December 1, 1998, it has traded under the symbol "ACS." From September 26, 1994 to February 5, 1997, the Class A Common Stock was traded on the Nasdaq National Market ("Nasdaq") under the symbol "ACSA." The following table sets forth the quarterly high and low sales prices of the Class A Common Stock for the last two fiscal years as reported on the Nasdaq through February 1997 and thereafter on the NYSE, and have been retroactively adjusted for the two-for-one stock split which occurred in November 1996.

                                                              HIGH      LOW
                                                              ----      ---
Fiscal year ended June 30, 1997
  First Quarter.............................................  $32       $21 1/8
  Second Quarter............................................  $32       $24 3/4
  Third Quarter.............................................  $30 1/4   $19 1/2
  Fourth Quarter............................................  $28 5/8   $20 3/4
Fiscal year ended June 30, 1998
  First Quarter.............................................  $29 15/16 $24 5/16
  Second Quarter............................................  $26 1/2   $21 1/2
  Third Quarter.............................................  $37 1/8   $24 1/2
  Fourth Quarter............................................  $39 3/4   $30 5/8
Fiscal year ended June 30, 1999
  First Quarter.............................................  $38 3/4   $29 3/4
  Second Quarter............................................  $45       $22 3/8
  Third Quarter (through February 4, 1999)..................  $51 5/8   $41 1/16

     On February 4, 1999, the last reported sales price of the Class A Common Stock as reported on the NYSE was $51 5/8 per share.

                                DIVIDEND POLICY

     Except for the dividends paid by ACS Government Solutions Group, Inc., formerly known as Computer Data Systems, Inc., prior to its merger with a wholly-owned subsidiary of ACS in December 1997, ACS has not paid any cash dividends to date on its Class A Common Stock. We intend to continue to retain earnings for use in the operation of our business and, therefore, do not anticipate declaring or paying any cash dividends in the foreseeable future. Under the terms of the Credit Agreement, we are prohibited from paying cash dividends in any fiscal year in a total amount that would exceed 50% of the Company's net income for the preceding fiscal year. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

     The following table shows the capitalization of our company as of December 31, 1998, and as adjusted to give effect to the sale of shares of Class A Common Stock offered by ACS hereby and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the other financial information appearing elsewhere in this Prospectus.

                                                              AS OF DECEMBER 31, 1998
                                                              ------------------------
                                                                               AS
                                                               ACTUAL       ADJUSTED
                                                              ---------   ------------
                                                                   (IN THOUSANDS)
Notes payable and current portion of long-term debt(1)......  $ 11,699      $ 11,699
                                                              ========      ========
Long-term debt:
  Credit Agreement(2).......................................  $174,000      $    940
  4% Convertible Subordinated Notes due 2005................   230,000       230,000
  Other debt, net of current portion(3).....................     4,964         4,964
                                                              --------      --------
          Total long-term debt..............................   408,964       235,904
Stockholders' equity:
  Class A Common Stock:
     Class A, $.01 par value, 500,000,000 shares authorized,
      45,823,877 shares issued and outstanding (49,323,877
      after this offering)(4)...............................       459           494
     Class B, par value $.01 per share, 14,000,000 shares
      authorized, 3,299,686 shares issued and outstanding...        33            33
  Additional paid-in capital................................   314,490       487,515
  Retained earnings.........................................   244,429       244,429
                                                              --------      --------
          Total stockholders' equity........................   559,411       732,471
                                                              --------      --------
          Total capitalization..............................  $968,375      $968,375
                                                              ========      ========

---------------

(1) Notes payable and current portion of long-term debt consists of $9.0 million borrowed from a commercial bank for cash used in ACS-owned ATMs and $2.7 million in capital lease obligations and other notes payable to individuals and corporations.

(2) The Credit Agreement has a maximum availability of $200 million, expires in July 2002 and accrues interest at LIBOR plus 0.3% to 0.875%, or the bank's prime rate, as elected by ACS. At December 31, 1998, our borrowing rate was LIBOR plus 0.625%.

(3) Other long-term debt includes $2.2 million in capital lease obligations and $2.8 million in other amounts due to individuals and corporations.

(4) Does not include (a) 6,326,457 shares of Class A Common Stock reserved for issuance under our stock option plans, under which options to purchase 4,876,957 shares were outstanding as of December 31, 1998 at a weighted average exercise price of $21.22 per share, (b) 5,391,936 shares of Class A Common Stock issuable upon conversion of our 4% Convertible Subordinated Notes due March 15, 2005, or (c) 3,299,686 shares of Class A Common Stock issuable upon conversion of all outstanding shares of Class B Common Stock. See "Description of Capital Stock -- Class A Common Stock and Class B Common Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated income statement data for the fiscal years ended June 30, 1995, 1996, 1997 and 1998 and selected consolidated balance sheet data as of June 30, 1996, 1997 and 1998 were derived from our audited financial statements, incorporated herein by reference. The following selected consolidated income statement data for the fiscal year ended June 30, 1994 and selected consolidated balance sheet data as of June 30, 1994 and 1995 were derived from our audited financial statements, incorporated herein by reference, and the audited financial statements of ACS Government Solutions Group, Inc., (formerly Computer Data Systems, Inc.). The following selected consolidated income statement data for the six months ended June 30, 1997 and 1998 and the selected consolidated balance sheet data as of December 31, 1998 were derived from our unaudited financial statements, incorporated herein by reference. In the opinion of management, our unaudited financial statements reflect all adjustments (consisting of only normal recurring accruals) that are necessary to present fairly the financial results for such periods. The selected financial data do not purport to indicate results of operations as of any future date or any future period.

                                                                                                            SIX MONTHS ENDED
                                                                  YEAR ENDED JUNE 30,                         DECEMBER 31,
                                                 ------------------------------------------------------    -------------------
                                                   1994       1995       1996       1997        1998         1997       1998
                                                 --------   --------   --------   --------   ----------    --------   --------
INCOME STATEMENT DATA(1):
Revenues                                         $476,978   $533,848   $647,608   $928,925   $1,189,123    $550,229   $754,990
Operating expenses:
 Wages and benefits............................   233,678    248,680    298,659    395,780      504,284     234,217    319,152
 Services and supplies.........................   116,483    132,737    185,550    264,104      364,285     168,136    234,951
 Rent, lease and maintenance...................    72,184     87,661     82,314    132,837      150,253      74,792     87,895
 Depreciation and amortization.................    10,614     14,784     18,450     35,510       47,475      21,833     31,347
 Merger costs..................................        --         --         --         --       12,974      12,974         --
 Other operating expenses......................     6,544      5,608      6,052     10,428       11,533       4,889      8,735
                                                 --------   --------   --------   --------   ----------    --------   --------
       Total operating expenses................   439,503    489,470    591,025    838,659    1,090,804     516,841    682,080
                                                 --------   --------   --------   --------   ----------    --------   --------
 Operating income..............................    37,475     44,378     56,583     90,266       98,319      33,388     72,910
 Interest expense..............................     6,483      4,729      3,417      7,121       12,059       5,456      7,168
 Other nonoperating income, net................    (1,727)    (3,321)    (2,751)      (425)      (7,832)     (6,596)    (1,164)
                                                 --------   --------   --------   --------   ----------    --------   --------
 Income before income taxes....................    32,719     42,970     55,917     83,570       94,092      34,528     66,906
 Income tax expense............................    13,065     17,315     22,392     33,904       39,670      15,476     27,272
                                                 --------   --------   --------   --------   ----------    --------   --------
Net income.....................................  $ 19,654   $ 25,655   $ 33,525   $ 49,666   $   54,422    $ 19,052   $ 39,634
                                                 ========   ========   ========   ========   ==========    ========   ========
Earnings per common share:
 Basic.........................................  $   0.64   $   0.74   $   0.88   $   1.08   $     1.14(2) $   0.40   $   0.82
 Diluted.......................................      0.59       0.71       0.85       1.05         1.11(2)     0.39       0.77
Shares used in computing earnings per common
 share:
 Basic.........................................    30,664     34,625     38,228     46,136       47,599      47,167     48,488
 Diluted.......................................    33,233     35,998     39,320     47,452       50,487      48,453     55,304

                                                                       AS OF JUNE 30,                      AS OF DECEMBER 31,
                                                    ----------------------------------------------------   ------------------
                                                      1994       1995       1996       1997       1998            1998
                                                    --------   --------   --------   --------   --------   ------------------
BALANCE SHEET DATA:
Working capital...................................  $ 76,583   $ 77,615   $ 79,928   $110,866   $198,118       $  210,472
Total assets......................................   266,734    309,903    636,098    761,477    949,798        1,328,310
Total long-term debt (less current portion).......    84,534     37,940     57,208    130,680    234,848          408,964
Total stockholders' equity........................    90,439    156,686    363,204    427,481    503,670          559,411

---------------

(1) ACS has acquired 31 companies during the periods presented under the purchase method of accounting, and therefore revenues between periods are not comparable. In addition, all periods reflect the merger of a wholly-owned subsidiary of ACS with and into ACS Government Solutions Group, Inc., formerly known as Computer Data Systems, Inc., in December 1997. This merger was accounted for as a pooling of interests and, accordingly, historical results have been restated to reflect the combined operations of the two companies.

(2) Includes $12,974,000, $8,880,000 net of tax, or $.19 and $.18 per basic and diluted shares, respectively, of merger costs incurred by ACS in connection with the merger of a wholly-owned subsidiary of ACS with and into ACS Government Solutions Group, Inc. in December 1997.

                                    BUSINESS

GENERAL

     We are based in Dallas, Texas and have offices primarily in North America, as well as Central and South America, Europe and the Middle East. We provide a full range of information technology services to clients which have time-critical, transaction-intensive information processing needs. Our services include technology outsourcing, business process outsourcing and professional and systems integration services. Approximately 90% of our revenues for the past three fiscal years were recurring revenues, which are revenues derived from services that our clients use each year in connection with their ongoing businesses.

     We were formed in 1988 to participate in the trend to outsource technology intensive information processing functions to third parties, which enables businesses to focus on core operations, respond to rapidly changing technologies and reduce technology expenses. Our business strategy is to continue to lower our unit processing costs by expanding our client base through both internal marketing and the acquisition of complementary companies. Our marketing efforts focus on developing long-term relationships with clients that choose to outsource various information processing requirements, as well as on expanding the services we offer to existing clients. Since inception through December 31, 1998, we have completed 44 acquisitions, which have resulted in geographic expansion, growth and diversification of our client base, expansion of services and products offered, and increased economies of scale. Approximately half of the increase in our revenues for the five years ended June 30, 1998 has been attributable to acquisitions.

     Our largest transaction occurred in December 1997, when we acquired ACS Government Solutions Group, Inc. ("ACS Government Solutions"), formerly known as Computer Data Systems, Inc., a provider of information technology solutions primarily to Federal government agencies. We accounted for this transaction as a pooling of interests (the "Merger"), and as a result, we have restated our historical financial statements to reflect the combined operations of both companies.

     We serve two primary markets. Our largest market is the commercial sector, which accounts for approximately two-thirds of our annual revenue. Within the commercial sector, we provide technology outsourcing, business process outsourcing and professional and systems integration services to a variety of clients nationwide, including retailers, local municipalities, healthcare providers, telecommunications companies, wholesale distributors, manufacturers, utilities, financial institutions and insurance companies.

     We also serve the federal government market which accounts for approximately one-third of our annual revenues. Our services in this market are comprised primarily of professional and systems integration services and business process outsourcing. Within our federal government business, approximately half of our revenues are derived from civilian agencies with the remaining half from the Department of Defense.

     Our revenues, derived from the services indicated, are as follows:

                                                                                         SIX MONTHS
                                                                                           ENDED
                                                           YEAR ENDED JUNE 30,          DECEMBER 31,
                                                     --------------------------------   ------------
                                                       1996       1997        1998          1998
                                                     --------   --------   ----------   ------------
                                                                     (IN THOUSANDS)
Technology outsourcing.............................  $185,945   $297,268   $  330,727     $187,396
Business process outsourcing.......................   260,220    385,937      468,175      303,091
Professional services/systems integration..........   201,443    245,720      390,221      264,503
                                                     --------   --------   ----------     --------
          Total....................................  $647,608   $928,925   $1,189,123     $754,990
                                                     ========   ========   ==========     ========

MARKET OVERVIEW

     According to industry sources, the 1997 worldwide market for information technology services and solutions was approximately $266 billion, with the United States market accounting for $124 billion, or approximately half of the total market. Approximately $47 billion, or one-third, of the U.S. market has been outsourced to companies like ours. The U.S. outsourced market is expected to grow to $76 billion in 2002, representing a 10% compounded annual growth rate. However, in the particular markets in which ACS competes, information technology spending in the U.S. was approximately $50 billion in 1997, of which approximately $18 billion was outsourced. This outsourced market is expected to increase to $36 billion in 2002, representing a 14% compounded annual growth rate.

     We believe that the demand for third-party information processing services has grown substantially in recent years and will continue to increase in the future as a result of financial, strategic and technological factors. These factors include: (1) the increasing complexity in the information technology systems environment, (2) the desire by businesses to take advantage of the latest advances in technology without the cost and time commitment required to maintain an in-house system, (3) the increasing requirements for rapid processing and communication of large amounts of data to multiple locations, (4) the increasing attention by businesses to controlling costs, causing them to compare the fully allocated cost of in-house processing with the cost of outsourcing and (5) the desire of organizations to focus on their primary competencies.

     As a result of rapid technological change in our markets, we expect strong demand for third-party professional programming and consulting services. Because we provide professional programming services to clients with mainframe environments as well as with client-server and network applications, we believe that we are well-positioned to expand our services in current locations as well as in new geographic markets. As part of our consulting services, we advise clients on the strategic acquisition and utilization of information technology to achieve and improve their competitive position.

BUSINESS STRATEGY

     The key components of our business strategy include the following:

     - Expand Client Base -- We seek to develop long-term relationships with new clients by leveraging our expertise and breadth of information technology products and services. Our primary focus is to increase our revenues by obtaining new clients with recurring requirements for information technology services.

     - Expand Existing Client Relationships -- We seek to leverage existing clients relationships in which we are currently not providing a full range of services in order to increase the information technology services we provide to these clients.

     - Build Recurring Revenues -- We seek to enter into long-term contracts with clients to provide services that meet their ongoing information technology needs.

     - Invest in Technology -- We respond to technological advances and the rapid changes in the requirements of our clients by committing substantial amounts of our resources to the operation of multiple hardware platforms, customization of products and services that incorporate new technology on a timely basis and continuous training of our client service personnel.

     - Provide Flexible Solutions -- We offer custom-tailored information processing solutions using a variety of proprietary and third-party licensed software on multiple hardware and systems software platforms.

     - Maximize Economies of Scale -- Our strategy is to develop and maintain a significant client and account/transaction base to create sufficient economies of scale that will enable us to achieve competitive costs.

     - Complete Strategic and Tactical Acquisitions -- Our acquisition strategy is to acquire companies to expand our geographic presence, to expand the products and services we offer to existing clients, and to obtain a presence in new, complementary markets. Although we currently generate virtually all of our revenue from domestic clients, we believe we have significant international growth opportunities and intend to pursue those opportunities in a disciplined manner.

     - Attract, Train, and Retain Employees -- We believe that attracting, training, and retaining high quality employees is essential to our growth. We hire motivated individuals with strong character and leadership traits and provide them with ongoing technological and leadership skills training. We emphasize retaining our employees with challenging work assignments and incentive programs.

COMMERCIAL SECTOR

     In the commercial sector we provide our clients with technology outsourcing, business process outsourcing and professional programming and systems integration services.

  Technology Outsourcing

     We offer a diverse set of technology outsourcing solutions to businesses desiring to achieve reductions in data processing costs and/or improvements in the quality of data processing. Our principal technology outsourcing service is the delivery of data processing services on a remote basis from host data centers with sufficient computer processing capacity to deliver significant cost savings and process improvements to clients. We typically outsource a client's in-house data processing operation by migrating the processing workload to one of our data centers over a period of three to six months, and in some instances we acquire the client's data processing assets and hire certain client personnel. Our services include both on-line and batch processing of data and network management assistance. We process the mission-critical application systems for our clients including financial, human resources, retail and wholesale inventory distribution, manufacturing, healthcare management, transportation management, commercial and residential telephone billing, mortgage portfolio information and software development systems.

     We provide our technology outsourcing services through an extensive national data and service center network, which comprises five host data centers and seven remote data centers, as well as an extensive telecommunications network. We manage data communications and, in some instances, voice communications for our clients, as well as various local and wide area networks. We maintain a nationwide voice and data network to support the complex telecommunications requirements of our client base. We monitor and maintain network lines and circuits on a seven-day, 24-hour basis from our host data centers. We also provide shared hub satellite transmission services as an alternative to multi-drop and point-to-point hard line telecommunication networks.

     Our target market for technology outsourcing services consists of medium- to large-sized commercial organizations with time-critical, transaction-intensive information processing needs. We typically provide our technology outsourcing services pursuant to multi-year contracts which are typically priced on a resource utilization basis. Resources utilized include processing time, professional services, hardware, data storage and retrieval requirements and output volume required for processing.

  Business Process Outsourcing

     We participate in several segments of the business process outsourcing market. We developed and acquired our business process outsourcing services to capitalize on a growing trend in corporate America. More and more companies are concluding that it is more efficient to focus on their core competencies and to outsource their non-core but mission-critical processes. As a result, they turn to companies such as ours to manage their processes. We provide a variety of services on behalf of our clients, including loan and mortgage processing, claims processing, accounts payable processing, data capture, storage and retrieval services and trade marketing. We typically receive client information in a variety of media such as paper, microfilm, computer tape, optical disk or CD ROM. Upon receipt, we either duplicate, electronically scan or convert the information into another suitable medium for processing. Using state-of-the-art image transmission, storage and retrieval technology, we digitize and transmit millions of information records daily from client locations for high-speed conversion and database update. In many instances, we store the information for our clients on a long term basis. Pricing is typically based on the number of accounts or transactions processed.

     We also provide automated teller machine transaction processing services primarily for financial institutions and retailers. We believe we are the largest processor of retail automated teller machines in the United States.

  Professional Services/Systems Integration

     Our professional services include consulting, contract programming, applications and technical support and training, as well as network design and installation services. We provide a variety of clients with professional services allowing such clients the opportunity to use a planned, flexible workforce, either through staff augmentation or by serving as a client's in-house development staff. Our ability to deliver high-level skill sets and proven methodologies across a variety of technologies enhances our ability to offer complementary services to clients and prospects dealing with technological change.

     We also provide systems integration services to clients in selected industries who are deploying newer technology such as client/server architectures, advanced networks and web-based systems. We use a combination of third party and proprietary systems to offer packaged solutions to clients with intensive document management needs. We currently have approximately 1,500 employees providing professional and systems integration services to commercial clients. We provide these services in fifteen offices in major cities throughout the United States. Due to the nature of the work, we generally offer our professional services on a time and materials basis to a changing client base under short-term contractual arrangements.

FEDERAL GOVERNMENT SECTOR

     Within the federal government sector, we provide professional services/system integration services and business process outsourcing services to several agencies. Our civilian agency clients account for about half of our federal government revenues and our department of defense clients accounts for the remaining half.

  Professional Services/Systems Integration

     We provide applications maintenance and development, network implementation and maintenance, desktop services, technical staff augmentation, training and web page development. Department of Defense and civilian agencies generally either contract directly with us or through the General Services Administration
(GSA). The GSA performs the procurement function for many civilian and Department of Defense agencies. Approximately 41% of the professional services/systems integration services we provided to the federal government for fiscal 1998 were provided pursuant to three contracts with the GSA. We provide our services to a variety of civilian agencies such as the Departments of Labor, Treasury and Transportation, the U.S. Senate, the U.S. Postal Service, the Federal Energy Regulatory Commission and the National Drug Intelligence Center. In addition, we also provide these services to a variety of Department of Defense agencies such as Strategic Command, Air Combat Command, the National Security Agency and the Defense Special Weapons Agency.

     We currently have over 3,900 employees providing these services to our government clients. Additionally, approximately 1,100 of these employees have security clearance. We generally price these services on a time and materials basis.

  Business Process Outsourcing

     Our business process outsourcing services consist primarily of loan servicing to federal agencies. Our services include billing, lockbox payment processing, related accounting and reconciliation and client service call center operations. Our largest contract for these services is with the Department of Education, for which we service student loans under the Department of Education's Direct Student Loan program. Under this contract, we currently provide loan servicing to over 3.8 million borrowers, or over 10.8 million loans with an aggregate value of $39 billion. During fiscal year 1998, revenue from this contract was approximately $97 million. This contract is scheduled to expire September 2003. We also have contracts with the Small Business Administration and Department of Veterans Administration. Pricing is typically based on the number of accounts or transactions processed.

RECENT ACQUISITIONS

     We purchased approximately 63% of the shares of BRC in a tender offer completed on December 15, 1998 for a total of approximately $165 million in cash. Pursuant to a merger agreement, we will purchase the remaining shares of BRC in a second-step merger in February 1999 for a total of approximately $104 million, and as a result, BRC will become a wholly-owned subsidiary of our company. BRC is an information technology services firm with 30 years experience providing consulting, project management, technical support and system services, and specializing in information technology outsourcing, consulting, information systems and document management services to the local government and healthcare sectors.

     In December 1998 we also acquired two other companies. The combined annual revenues of these three companies during calendar year 1998 was approximately $146 million.

COMPETITION

     The markets for our services are intensely competitive and highly fragmented. The most significant competitive factors are reliability and quality of services, technical competence and price of services.

     In connection with certain large technology outsourcing contracts, we may be required to purchase technology assets from prospective clients or to provide financial assistance to prospective clients in order to obtain their contracts. Many of our competitors have substantially greater resources and thus, may have a greater ability to obtain client contracts where sizable asset purchases or investments are required. To maintain competitive prices, we operate with efficient and low overhead and maintain a significant client base and account/transaction base to achieve sufficient economies of scale. Our competition for technology outsourcing contracts consists of (1) the first-tier outsourcers, including IBM, Electronic Data Systems Corporation ("EDS") and Computer Sciences Corporation ("CSC"), (2) mid-sized divisions of large corporations, such as MCI WorldCom and Lockheed-Martin and (3) other smaller, regional competitors.

     In professional services markets, we actively compete with small specialized firms as well as with large competitors with a wider range of professional services. We believe that the key competitive factors in obtaining and retaining clients include the ability to understand project requirements, deliver appropriate skill sets in a timely manner and price services effectively. We must also compete for qualified personnel through competitive wages and by maintaining a consistent demand for the skills recruited. Our competition in professional services includes EDS, CSC, Science Applications International Corporation and several other local and regional players.

     We compete successfully in the business process outsourcing business by offering a wide range of high quality services and achieving favorable pricing by maintaining a significant volume of transactions to obtain economies of scale. Competition is highly fragmented and depends on the specific business process. Principal competitors for accounts payable, claims processing and records storage and retrieval services include FYI, Inc., National Processing Company, Lason, Inc., and several other small- to medium-sized local and regional competitors. Principal electronic commerce solution competitors include EDS, Deluxe Data Corporation, Concord EFS, Inc., large financial institutions and several regional automated teller machine networks and processors.

GOVERNMENT CONTRACTS AND REGULATION

     One-third of our revenues are derived from contracts and subcontracts with federal government agencies. Our allowable federal government contract costs and fees are subject to audit by the Defense Contract Audit Agency ("DCAA"). These audits may result in non-reimbursement of some contract costs and fees. To date, we have experienced no material adjustments as a result of audits by the DCAA. The DCAA has completed audits of our federal contracts through fiscal 1996, with the exception of the operations of our subsidiary, Analytical Systems Engineering Corporation, which have been audited through calendar year 1995.

     We are not directly subject to federal or state regulations specifically applicable to financial institutions. As a provider of services to financial institutions, however, our technology outsourcing and electronic commerce solutions operations are examined periodically by various state and federal regulatory agencies. These agencies make recommendations regarding various aspects of our operations, and generally, we implement such recommendations. We also arrange for an annual independent examination of our major data processing facilities.

     Our ATM network operations are subject to federal and state regulations governing consumers' rights with respect to ATM transactions. Fees charged by ATM owners are currently regulated, and additional legislation which would regulate or eliminate certain ATM fees has been proposed by the federal government and by several states. There can be no assurance whether such regulations or legislation will be enacted in the future or that existing consumer protection laws will not be expanded to apply to fees charged in connection with ATM transactions. However, if such legislation were enacted, the number of ATMs operated nationwide (or within the geographic areas affected by the legislation) could be significantly reduced. This could adversely affect our revenues and income as they relate to our ATM network operations.

PROPERTIES

     As of December 31, 1998, we had approximately 248 locations in the United
States and           countries outside the United States, nine of which are
owned and 239 of which are leased. Our leases have expiration dates ranging from 1999 to 2018. Our executive offices are located in Dallas, Texas at a company-owned facility of approximately 587,000 square feet, which also houses a host data center and other operations. Our other significant facilities include four host data centers, seven remote data centers, 58 facilities for business process outsourcing service centers, two records centers (located on 334 acres of land with 38 underground storage bunkers, and 199 acres of land with 23 underground storage bunkers, respectively), and 88 other facilities we use for office or warehouse space. Upon expiration of our leases, we do not anticipate any significant difficulty in obtaining renewals or alternative space. In addition to these properties, we occupy office space at client locations throughout the world. Such space is generally occupied pursuant to the terms of the agreement with the particular client. All properties we lease or own are in good repair and in suitable condition for the purposes for which we use them.

LEGAL PROCEEDINGS

     On December 16, 1998, a state district court in Houston, Texas entered final judgment against ACS in a lawsuit brought by twenty-one former employees of Gibraltar Savings Association and/or First Texas Savings Association (collectively, "GSA/FTSA"). The GSA/FTSA employees alleged that they were entitled to the value of 401,541 shares of ACS stock pursuant to options issued to the GSA/FTSA employees in 1988 in connection with a former data processing services agreement between GSA/FTSA and ACS. The judgment against ACS was for approximately $17 million (which includes attorneys' fees and prejudgment interest, but excludes additional attorneys' fees of approximately $850,000 which could be awarded in the event the plaintiffs are successful upon appeal and final judgment). We continue to believe that we have a meritorious defense to all or a substantial portion of the Plaintiffs' claims. ACS has filed a motion for new trial, and if that motion is denied, ACS plans to immediately and vigorously appeal the judgment. The Plaintiffs also have filed a notice of appeal. Should the proceedings not be favorably resolved in the trial court or on appeal, we may be subject to a material charge.

     A putative class action complaint by Matador Capital Management Corporation, among other plaintiffs, against BRC, our company and the directors of BRC at that time, was filed on October 30, 1998 in the Court of Chancery of the State of Delaware seeking, among other things, to enjoin the tender offer and proposed merger involving BRC. The complaint alleged, among other things, certain misstatements and omissions by BRC in certain documents mailed to the stockholders of BRC in connection with the tender offer, certain breaches of the fiduciary duties of the board of directors of BRC and the aiding and abetting of such alleged breaches of fiduciary duties by ACS. On November 25, 1998, the Court of Chancery issued an opinion and related order denying Matador's motion for a preliminary injunction except insofar as it sought to require the disclosure and dissemination of certain additional information outlined in the opinion to our stockholders by ACS. On December 2, 1998, the Court of Chancery entered a further order permitting the tender offer to be consummated on December 14, 1998, following dissemination by BRC to its stockholders of a disclosure reviewed by the Court of Chancery. BRC mailed such disclosure to its stockholders on December 2, 1998.

     It is possible that some BRC stockholders will exercise their dissenter's rights under Delaware law in connection with the merger of BRC with and into a subsidiary of ACS. BRC stockholders can exercise such dissenter's rights only prior to the BRC stockholders meeting to be held February 11, 1999. Upon the exercise of such rights, such stockholders may be entitled to an appraisal by the Delaware Court of Chancery of the fair value of their shares of BRC stock.

     We are subject to certain other legal proceedings, claims and disputes which arise in the ordinary course of our business. Although we cannot predict the outcomes of these legal proceedings, our management does not believe these actions will have a material adverse effect on our financial position, results of operations or liquidity. However, if unfavorably resolved, these proceedings could have a material adverse effect on our financial position, results of operations and liquidity.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue up to 500,000,000 shares of Class A Common Stock, up to 14,000,000 shares of Class B Common Stock and up to 3,000,000 shares of Preferred Stock, $1.00 par value. As of December 31, 1998, we had issued and outstanding 45,823,877 shares of Class A Common Stock held by 364 stockholders of record, 3,299,686 shares of Class B Common Stock held by one holder of record, and no shares of Preferred Stock. As of December 31, 1998, 4,876,957 shares of Class A Common Stock were subject to outstanding options. In addition, up to 5,391,936 shares of Class A Common Stock could be issued upon conversion of our 4% Convertible Subordinated Notes due March 15, 2005 in the aggregate principal amount of $230 million (the "4% Notes") at a conversion price of $42.66 per share (equivalent to a conversion rate of 23.4432 shares per $1,000 principal amount of 4% Notes), and 3,299,686 shares of Class A Common Stock could be issued upon conversion of all outstanding shares of Class B Common Stock.

     The relative rights and limitations of the Class A Common Stock and the Class B Common Stock, as well as our Preferred Stock, are summarized below. The following summary description of our capital stock is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits to our reports or registration statements filed with the SEC.

PREFERRED STOCK

     Our Board of Directors has the authority, without further action by the stockholders, to issue up to 3,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series. The issuance of Preferred Stock could adversely affect the voting power of the holders of Class A Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and may have the effect of delaying, deferring or preventing a change in control of ACS.

CLASS A COMMON STOCK AND CLASS B COMMON STOCK

  Voting Rights

     Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the stockholders. Except as otherwise provided by law, Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented for a vote of the stockholders. Neither class of our Common Stock has cumulative voting rights.

  Conversion

     Class A Common Stock has no conversion rights. Each share of Class B Common Stock is convertible at any time, at the option of and without cost to the stockholder, into one share of Class A Common Stock upon surrender to our transfer agent of the certificate or certificates evidencing the Class B Common Stock to be converted, together with a written notice of the election of such stockholder to convert such shares into Class A Common Stock. Shares of Class B Common Stock will also be automatically converted into shares of Class A Common Stock on the occurrence of certain events described below. Once shares of Class B Common Stock are converted into shares of Class A Common Stock, such shares may not be converted back into Class B Common Stock.

  Restrictions on Transfer of Class A and Class B Common Stock

     No person or entity holding shares of Class B Common Stock (a "Class B Holder") may transfer such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, except to a Permitted Transferee (as hereinafter defined). In the case of a Class B Holder who is a natural person and the beneficial owner of shares of Class B Common Stock to be transferred, a Permitted Transferee consists of (i) such Class B Holder's spouse; provided, however, that upon divorce any Class B Common Stock held by such spouse shall automatically be converted into Class A Common Stock, (ii) any lineal descendant of any great-grandparent of such Class B Holder, including adopted children, and such descendant's spouse (such descendants and their spouses, together with such Class B Holder's spouse, are referred to as "family members"), (iii) the trustee of a trust for the sole benefit of such Class B Holder or any of such Class B Holder's family members, (iv) any charitable organization established by such Class B Holder or any of such Class B Holder's family members, (v) any partnership made up exclusively of such Class B Holder and any of such Class B Holder's family members or any corporation wholly-owned by such Class B Holder and any of such Class B Holder's family members; provided that, if there is any change in the partners of such partnership or in the stockholders of such corporation that would cause such partnership or corporation no longer to be a Permitted Transferee, any Class B Common Stock held by such partnership or corporation shall automatically be converted into Class A Common Stock. In the case of a Class B Holder that is a partnership or corporation, a Permitted Transferee consists of (i) such partnership's partners or such corporation's stockholders, as the case may be, (ii) any transferor to such partnership or corporation of shares of Class B Common Stock after the record date of the initial distribution of Class B Common Stock and (iii) successors by merger or consolidation. In the case of a Class B Holder that is an irrevocable trust on the record date of the distribution of Class B Common Stock, a Permitted Transferee consists of (i) certain successor trustees of such trust, (ii) any person to whom or for whose benefit principal or income may be distributed under the terms of such trust or any person to whom such trust may be obligated to make future transfers, provided such obligation exists prior to the date such trust becomes a holder of Class B Common Stock and (iii) any family member of the creator of such trust. In the case of a Class B Holder that is any trust other than an irrevocable trust on the date of the distribution of Class B Common Stock, a Permitted Transferee consists of (i) certain successor trustees of such trust and (ii) the person who established such trust and such person's Permitted Transferees. Upon the death or permanent incapacity of any Class B Holder, such Holder's Class B Common Stock shall automatically be converted into Class A Common Stock. All shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on the ninetieth day after the death of Darwin Deason or upon the conversion by Mr. Deason of all Class B Common Stock beneficially owned by Mr. Deason into shares of Class A Common Stock.

     Subject to compliance with applicable securities laws, shares of Class B Common Stock are freely transferable among Permitted Transferees, but any other transfer of Class B Common Stock will result in its automatic conversion into Class A Common Stock. The restriction on transfers of shares of Class B Common Stock to other than a Permitted Transferee may preclude or delay a change in control of ACS.

  Dividends and Liquidation Rights

     The holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the Board of Directors may from time to time determine. Upon liquidation and dissolution of ACS, the holders of Class A Common Stock and Class B Common Stock are entitled to receive all assets available for distribution to stockholders.

  Other Rights

     The holders of Class A Common Stock and Class B Common Stock are not entitled to preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable to such common stock.

RIGHTS AGREEMENT

     On August 5, 1997, ACS entered into a rights agreement (as subsequently amended, the "Rights Agreement") and authorized and declared a dividend distribution of one right (a "Right") for each share of Class A Common Stock and one Right for each share of Class B Common Stock, each as outstanding at the close of business on August 25, 1997. Class A Common Stock and Class B Common Stock issued after August 25, 1997 will be issued with an associated Right. Each Right entitles the registered holder to purchase from ACS one share of Class A Common Stock at an exercise price of $150.00 per share, subject to adjustment from time to time.

CERTIFICATE OF INCORPORATION AND BYLAWS

     The following description of certain provisions of our Certificate of Incorporation and Bylaws is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to our reports or registration statements filed with the SEC.

     The Certificate of Incorporation and Bylaws contain several provisions that may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt. See "Risk Factors -- Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law Could Deter Takeover Attempts." The Certificate of Incorporation does not provide for cumulative voting.

     Any action required or permitted to be taken by our stockholders may be taken at a duly called annual or special meeting of stockholders. The Bylaws provide that special meetings of the stockholders may be called only by the Chairman of the Board of Directors, the President or a majority of the members of the Board of Directors. These provisions could have the effect of delaying until the next annual stockholders' meeting actions that are not favored by the holders of a majority of the voting power of our outstanding capital stock. Moreover, the Bylaws authorize the stockholders to take action by written consent signed by the holders of a majority of the voting power of our outstanding capital stock, provided that written notice is given to those stockholders who have not consented in writing.

     Under the Delaware General Corporation Law ("DGCL"), the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the company's certificate of incorporation, but the exclusive power to adopt, amend and repeal the bylaws is conferred solely upon the stockholders, unless the corporation's certificate of incorporation also confers such power on its board of directors. The Certificate of Incorporation grants the power to amend the Bylaws to the Board of Directors.

     The Certificate of Incorporation contains certain provisions permitted under the DGCL that limit the liability of directors.

     In addition to the foregoing provisions of the Certificate of Incorporation and Bylaws, we are subject to the provisions of Section 203 of the DGCL, which restricts the consummation of certain business combination transactions (including mergers, stock and asset sales and other transactions resulting in financial benefit to the stockholder) between a Delaware public corporation and an "interested stockholder" for a period of three years after the date the interested stockholder acquired its stock. An "interested stockholder" is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, (1) the transaction is approved by (a) the corporation's board of directors prior to the date the interested stockholder acquired such shares or (b) a majority of the board of directors and by the affirmative vote of the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including the shares owned by the interested stockholder, or (2) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder. Section 203 of the DGCL is intended to discourage certain takeover practices by impeding the ability of a hostile acquirer to engage in certain transactions with the target company.

     Moreover, the Bylaws contain a provision that permits any contract or other transaction between ACS and any of our directors, officers or stockholders (or any corporation or firm in which any of them are directly or indirectly interested) to be valid notwithstanding the presence of such director, officer or stockholder at the meeting authorizing such contract or transaction, or his participation or vote in such stockholder's meeting or authorization, subject to certain conditions, including disclosure.

TRANSFER AGENT

     First City Transfer Company, our affiliate, serves as transfer agent and registrar for the Class A Common Stock.

                                  UNDERWRITING

     Bear, Stearns & Co. Inc., Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC and Prudential Securities Incorporated are representing the underwriters listed below (collectively, the "Underwriters"). Subject to the terms and conditions of an Underwriting
Agreement, dated             , 1999 (the "Underwriting Agreement"), the
Underwriters have severally agreed to purchase from us the number of shares of Class A Common Stock set forth opposite their names below:

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Bear, Stearns & Co. Inc.....................................
Goldman, Sachs & Co.........................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Hambrecht & Quist LLC.......................................
Prudential Securities Incorporated..........................
                                                              ---------
          Total.............................................  3,500,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Class A Common Stock offered by this prospectus are subject to approval by their counsel and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Class A Common Stock offered by this prospectus, other than shares covered by the over-allotment option, if any are purchased.

     The Underwriters propose to offer the shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this prospectus and in part to certain dealers, including the Underwriters, at
such price less a concession not to exceed $     per share. The underwriters may
allow, and some dealers may reallow to certain other dealers, a concession not
in excess of $     per share. After the initial offering to the public, the
public offering price and other selling terms may be changed by the representatives of the Underwriters at any time without notice.

     Mr. Deason, our Chairman and Chief Executive Officer, has granted to the Underwriters an option to purchase up to 525,000 additional shares of Class A Common Stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus solely for the purpose of covering over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this prospectus. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     We and Mr. Deason have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereto.

     We and our directors and executive officers, who beneficially own in the aggregate approximately 6% of the Class A Common Stock and 100% of the Class B Common Stock after this public offering, have agreed that, during the period beginning on the date of this offering and continuing to and including the 90th day after such date, we will not directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Class A or Class B Common Stock (other than pursuant to existing employee stock option and stock purchase plans, upon the conversion of outstanding convertible securities or pursuant to existing earn-out obligations arising out of prior acquisitions), without the prior consent of Bear, Stearns & Co. Inc.; provided, however, that we may issue up to 1,000,000 shares of Class A Common Stock in consideration for acquisitions of businesses occurring after the offering; and provided, further, however, that during the period beginning on the 31st day after the date of the offering and continuing to and including the 90th day after such date, the directors and executive officers may offer, sell, contract to sell or otherwise dispose of up to an aggregate of 15% of their individual holdings of shares of Class A Common Stock and Class B Common Stock, which is a total of approximately 952,000 shares of Common Stock issued and outstanding as of the date of this prospectus (including 881,323 shares held by Mr. Deason), excluding options. In the event that the underwriters' over-allotment option is exercised in full, and as a result Mr. Deason sells 525,000 shares of his Common Stock, Mr. Deason may thereafter offer, sell, contract to sell or otherwise dispose of a maximum of 356,323 shares of Class A Common Stock during the period specified above.

     The following table shows the underwriting discounts and commissions to be paid by ACS and, assuming the exercise in full of the underwriters' over-allotment option, Mr. Deason upon the sale of the shares offered hereby:

                                                                ACS      MR. DEASON
                                                              --------   ----------
Per share...................................................  $           $
Total.......................................................  $           $

     In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Class A Common Stock for their own account by selling more shares of Class A Common Stock than have been sold to them by us. The Underwriters may elect to cover any such short position by purchasing shares of Class A Common Stock in the open market or by exercising the over-allotment option. In addition, such persons may stabilize or maintain the price of the Class A Common Stock by bidding for or purchasing shares of Class A Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of Class A Common Stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Class A Common Stock at a level above the level that might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Class A Common Stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions, if commenced, may be discontinued at any time.

     Certain Underwriters (including the representatives of the Underwriters) or their affiliates provide ACS with investment banking services from time to time for which they receive customary compensation.

                                    EXPERTS

     The consolidated financial statements of ACS as of June 30, 1998 and 1997 and for each of the fiscal years in the three-year period ended June 30, 1998 have been incorporated in this prospectus by reference from the ACS Annual Report on Form 10-K for the year ended June 30, 1998, except as they relate to ACS Government Solutions Group, Inc. (formerly Computer DataSystems, Inc.
(CDSI)) as of June 30, 1997 and for each of the two years in the period ended June 30, 1997, and have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report which is incorporated herein by reference. The consolidated financial statements of CDSI as of June 30, 1997 and for each of the two years in the period ended June 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their respective report thereon included in the Company's Annual Report on Form 10-K for the year ended June 30, 1998, which is incorporated by reference herein. ACS' consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of BRC as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 as included in the Company's Current Report on Form 8-K/A dated February 5, 1999, which is incorporated herein by reference, have been audited by

PricewaterhouseCoopers LLP, independent accountants, as set forth in their report which appears in such Current Report on Form 8-K/A. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Class A Common Stock offered hereby has been passed upon on behalf of ACS by Hughes & Luce, L.L.P., Dallas, Texas. Certain legal matters with respect to the Class A Common Stock will be passed upon on behalf of the Underwriters by Thompson & Knight, P.C., Dallas, Texas, which firm also represents the Company with respect to intellectual property matters from time to time.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

       PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

     The following unaudited pro forma condensed consolidated balance sheet as of December 31, 1998 set forth below presents the financial position of the Company as if the consummation of this offering, including the issuance and sale of 3,500,000 shares of Common Stock by the Company and the application of the estimated net proceeds to the Company therefrom occurred on December 31, 1998.

     The unaudited pro forma condensed consolidated statements of income for the six months ended December 31, 1998 and for the year ended June 30, 1998 set forth below present the results of operations of the Company for such period and such year as if the following transactions had occurred at the beginning of each such period: (i) the consummation of the acquisition of BRC Holdings, Inc. ("BRC"); (ii) the four additional acquisitions completed during fiscal 1998 and the five acquisitions (excluding BRC) completed subsequent to July 1, 1998 (collectively, the "Other Acquisitions"); and (iii) the consummation of this offering including the issuance and sale of 3,500,000 shares of Common Stock by the Company and the application of the estimated net proceeds to the Company therefrom. The unaudited pro forma condensed consolidated statement of income for the six months ended December 31, 1998 combines, with appropriate adjustments, the Company's unaudited consolidated statement of income for the six months ended December 31, 1998 with the unaudited consolidated statement of income of BRC and the Other Acquisitions for the same six month period to the extent they are not included in the Company's results of operations. The unaudited pro forma condensed consolidated statement of income for the year ended June 30, 1998 combines, with appropriate adjustments, the Company's audited consolidated statements of income for its fiscal year ended June 30, 1998 and the unaudited consolidated statements of income of BRC and the Other Acquisitions for the twelve months ended June 30, 1998 to the extent they are not included in the Company's statements of income. Certain reclassifications were made to conform the historical financial statements of BRC and the Other Acquisitions with the Company's historical financial statements.

     The unaudited pro forma condensed consolidated financial statements have been prepared on the basis of preliminary assumptions and estimates. The pro forma adjustments represent the Company's preliminary determinations of these adjustments and are based on "Where You Can Find More Information" and certain assumptions the Company considers reasonable under the circumstances. Final amounts could differ from those set forth herein. The unaudited pro forma consolidated financial statements may not be indicative of the results of operations that would have been achieved if the acquisition of BRC and the Other Acquisitions and the Offering had been effected on the dates indicated or which may be achieved in the future. The unaudited pro forma consolidated financial statements and notes thereto should be read in conjunction with the Company's "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the annual consolidated financial statements of the Company and BRC appearing or incorporated by reference herein.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                               DECEMBER 31, 1998
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                PRO FORMA
                                                                       ---------------------------
                                                                          OFFERING
                                                            ACS(A)     ADJUSTMENTS(B)    COMBINED
                                                          ----------   --------------   ----------
Current assets:
  Cash and cash equivalents.............................  $  146,254     $              $  146,254
  ATM cash..............................................       9,000                         9,000
  Accounts receivable, net of allowance for doubtful
     accounts of $4,188 and $2,840, respectively........     305,333                       305,333
  Inventory.............................................      15,984                        15,984
  Prepaid expenses and other current assets.............      45,273                        45,273
  Deferred taxes........................................      12,902                        12,902
                                                          ----------     ---------      ----------
          Total current assets..........................     534,746            --         534,746
                                                                         ---------
Property and equipment, net of accumulated depreciation
  and amortization of $107,668 and $90,096,
  respectively..........................................     160,698                       160,698
Software, net of accumulated amortization of $12,353 and
  $11,029, respectively.................................      16,998                        16,998
Goodwill, net of accumulated amortization of $32,860 and
  $25,846, respectively.................................     545,001                       545,001
Other intangible assets, net of accumulated amortization
  of $19,596 and $14,414, respectively..................      39,107                        39,107
Long-term investments and other assets..................      31,760                        31,760
                                                          ----------     ---------      ----------
          Total assets..................................  $1,328,310     $      --      $1,328,310
                                                          ==========     =========      ==========
                               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable......................................  $   41,728     $              $   41,728
  Accrued compensation and benefits.....................      43,012                        43,012
  Other accrued liabilities.............................     108,558                       108,558
  Due to BRC Holdings, Inc. shareholders................     104,066                       104,066
  Notes payable and current portion of long-term debt...      11,699                        11,699
  Current portion of unearned revenue...................      15,211                        15,211
                                                          ----------     ---------      ----------
          Total current liabilities.....................     324,274            --         324,274
Convertible notes due 2005..............................     230,000                       230,000
Long-term debt..........................................     178,964      (173,060)          5,904
Deferred taxes..........................................      19,712                        19,712
Other long-term liabilities.............................      15,949                        15,949
                                                          ----------     ---------      ----------
          Total liabilities.............................     768,899      (173,060)        595,839
                                                          ----------     ---------      ----------
Stockholders' equity:
  Class A common stock..................................         459            35             494
  Class B common stock..................................          33                            33
  Additional paid-in capital............................     314,490       173,025         487,515
  Retained earnings.....................................     244,429                       244,429
                                                          ----------     ---------      ----------
          Total stockholders' equity....................     559,411       173,060         732,471
                                                          ----------     ---------      ----------
          Total liabilities and stockholders' equity....  $1,328,310     $      --      $1,328,310
                                                          ==========     =========      ==========

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

            NOTES TO PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                            AS OF DECEMBER 31, 1998

(A) Information obtained from the December 31, 1998 unaudited condensed consolidated balance sheet of ACS. Amounts include the allocation of the purchase price for BRC and five other acquisitions completed since July 1, 1998.

(B) Reflects an estimate of the net proceeds to be received by the Company from this offering of 3,500,000 new shares of the Company's Class A Common Stock at an assumed offering price of $51 5/8 per share less underwriting discounts and estimated offering expenses. Proceeds received will be used to pay down a substantial portion of the Company's line of credit.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1998
                                  (UNAUDITED)
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                 PRO FORMA
                                                   --------------------------------------
                                                       BRC            BRC
                                                   ACQUISITION     DIVESTED        BRC           OTHER
                                ACS      BRC(A)    ADJUSTMENTS   OPERATIONS(B)   SUBTOTAL   ACQUISITIONS(G)
                              --------   -------   -----------   -------------   --------   ---------------
Revenues....................  $754,990   $54,540     $    --        $(5,690)     $48,850        $16,382
Operating expenses
 Wages and benefits.........   319,152   27,557         (925)(C)     (4,171)      22,461          5,522
 Services and supplies......   234,951   13,791         (516)(C)     (1,731)      11,544          5,578
 Rent, lease and
   maintenance..............    87,895    4,123         (151)(C)       (357)       3,615            699
 Depreciation and
   amortization.............    31,347    3,105         (227)(D)       (235)       2,643            429
 Other operating expenses...     8,735      612                         275          887          1,074
                              --------   -------     -------        -------      -------        -------
       Total operating
        expenses............   682,080   49,188       (1,819)        (6,219)      41,150         13,302
                              --------   -------     -------        -------      -------        -------
 Operating income...........    72,910    5,352        1,819            529        7,700          3,080
Other non-operating (income)
 expense, net...............     6,004   (3,282)       7,134(D)          32        3,884             --
                              --------   -------     -------        -------      -------        -------
 Pretax profit from
   continuing operations....    66,906    8,634       (5,315)           497        3,816          3,080
Income tax expense..........    27,272    3,419       (1,364)(F)        199        2,254          1,217
                              --------   -------     -------        -------      -------        -------
 Income from continuing
   operations...............  $ 39,634   $5,215      $(3,951)       $   298      $ 1,562        $ 1,863
                              ========   =======     =======        =======      =======        =======
Earnings per common share:
 Basic......................  $   0.82
 Diluted....................  $   0.77
Shares used in computing
 earnings per common share:
 Basic......................    48,488       --           --             --           --             --
 Diluted....................    55,304       --           --             --           --             --

                                      PRO FORMA
                              -------------------------          AS ADJUSTED
                                  OTHER                   -------------------------
                               ACQUISITIONS                  OFFERING
                              ADJUSTMENTS(H)   COMBINED   ADJUSTMENTS(J)   COMBINED
                              --------------   --------   --------------   --------
Revenues....................     $(1,369)      $818,853      $     --      $$818,853
Operating expenses
 Wages and benefits.........        (151)      346,984             --       346,984
 Services and supplies......      (1,401)      250,672             --       250,672
 Rent, lease and
   maintenance..............          --        92,209             --        92,209
 Depreciation and
   amortization.............         435        34,854             --        34,854
 Other operating expenses...          (5)       10,691             --        10,691
                                 -------       --------      --------      --------
       Total operating
        expenses............      (1,122)      735,410             --       735,410
                                 -------       --------      --------      --------
 Operating income...........        (247)       83,443                       83,443
Other non-operating (income)
 expense, net...............         179        10,067         (5,192)        4,875
                                 -------       --------      --------      --------
 Pretax profit from
   continuing operations....        (426)       73,376          5,192        78,568
Income tax expense..........        (166)       30,577          2,051        32,628
                                 -------       --------      --------      --------
 Income from continuing
   operations...............     $  (260)      $42,799       $  3,141      $ 45,940
                                 =======       ========      ========      ========
Earnings per common share:
 Basic......................                   $  0.88                     $   0.88
 Diluted....................                   $  0.83                     $   0.83
Shares used in computing
 earnings per common share:
 Basic......................         273(I)     48,761          3,500        52,261
 Diluted....................         273(I)     55,577          3,500        59,077

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
         NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                                  (UNAUDITED)
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1998

(A) Information obtained from the unaudited financial statements of BRC for the six months ended December 31, 1998 to the extent they are not included in ACS's results of operations.

(B) Reflects an adjustment to eliminate operating results for certain businesses of BRC which the Company has determined are to be either divested or shut down after consummation of the merger. The operating results for these businesses are included in BRC's historical financial information noted in (A) above.

(C) Reflects employee terminations (i.e., salary and related expenses of general and administration personnel) and elimination of redundant public company and facility costs to be effected immediately after consummation of the acquisition.

(D) Reflects the additional amortization of expense of approximately $2.0 million resulting from the allocation of the excess cost of the acquisition to software, non-compete agreements and goodwill, offset by a reduction in depreciation and amortization expense of approximately $2.2 million as a result of recording BRC's fixed assets at their respective fair values based upon an independent appraisal.

(E) Reflects interest expense for the financing of the transaction based upon the terms of the Company's increase in its revolving line of credit (See "Use of Proceeds" discussed elsewhere in this Prospectus).

(F) Reflects the income tax effect for the pro forma adjustments at the statutory tax rate adjusted for the impact of non-deductible goodwill amortization.

(G) Other Acquisitions reflects the aggregate historical results of operations for the three acquisitions made by the Company during the period from July 1, 1998 through the date of this Prospectus (excluding BRC). Two other acquisitions made by the Company during the period from July 1, 1998 through the date of this Prospectus were effective July 1, 1998 and are therefore included in the Company's unaudited historical consolidated statement of operations for the six months ended December 31, 1998.

(H) Reflects the aggregate pro forma adjustments from the three acquisitions made by the Company during the period noted in (G) above. Such adjustments represent primarily: (i) decreases to revenue to conform revenue recognition policies to those of the Company, (ii) net decreases to expenses upon the consolidation of the acquired business operations, including the elimination of costs associated with the prior owners and overhead allocations by the prior owners which would not be reflective of the ongoing operations of the acquired operations, (iii) the net decrease to depreciation and amortization expense from the allocation of the purchase price of each acquisition to the assets and liabilities of the business acquired, (iv) the increase to amortization expense resulting from the allocation of the excess cost of the acquisition to client contracts, software and goodwill after recording the fair value of the assets acquired and the liabilities assumed, (v) the net increase to interest expense reflecting the financing of the transactions, (vi) the related tax effect of the pro forma adjustments at the statutory tax rates adjusted for the impact of non-deductible goodwill amortization, and (vii) the elimination of sales between the Company and the acquired businesses during the period presented.

(I) Reflects an adjustment to the shares used in computing earnings per common share issued in connection with the purchase of Other Acquisitions as if the issuance had occurred at the beginning of the period.

(J) Reflects the reduction in interest expense, including related tax effect, after applying estimated net proceeds from this offering of $173 million to paydown the Company's line of credit.

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                    FOR THE FISCAL YEAR ENDED JUNE 30, 1998
                                  (UNAUDITED)
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                     PRO FORMA
                                                      ---------------------------------------
                                                          BRC             BRC
                                                      ACQUISITION      DIVESTED        BRC           OTHER
                                 ACS        BRC(A)    ADJUSTMENTS    OPERATIONS(B)   SUBTOTAL   ACQUISITIONS(G)
                              ----------   --------   -----------    -------------   --------   ---------------
Revenues....................  $1,189,123   $113,723    $     --        $(17,769)     $95,954       $157,194
Operating expenses
 Wages and benefits.........     504,284     60,871      (2,221)(C)     (10,498)      48,152         84,253
 Services and supplies......     364,285     25,287      (1,238)(C)      (5,503)      18,546         42,792
 Rent, lease and
   maintenance..............     150,253      8,844        (362)(C)        (827)       7,655          7,205
 Depreciation and
   amortization.............      47,475      8,135        (933)(D)        (860)       6,342          5,490
 Merger costs...............      12,974         --          --              --           --             --
 Other operating expenses...      11,533      2,707          --          (1,305)       1,402          3,600
                              ----------   --------    --------        --------      -------       --------
 Total operating expenses...   1,090,804    105,844      (4,754)        (18,993)      82,097        143,340
                              ----------   --------    --------        --------      -------       --------
 Operating income...........      98,319      7,879       4,754           1,224       13,857         13,854
Other non-operating (income)
 expense net................       4,227       (873)     17,741(E)         (241)      16,627            615
                              ----------   --------    --------        --------      -------       --------
 Pretax profit from
   continuing operations....      94,092      8,752     (12,987)          1,465       (2,770)        13,239
Income tax expense..........      39,670      5,177      (3,090)(F)         579        2,666          5,783
                              ----------   --------    --------        --------      -------       --------
 Income from continuing
   operations...............  $   54,422   $  3,575    $ (9,897)       $    886      $(5,436)      $  7,456
                              ==========   ========    ========        ========      =======       ========
Earnings per common share:
 Basic......................  $     1.14
 Diluted....................  $     1.11
Shares used in computing
 earnings per common share:
 Basic......................      47,599         --          --              --           --             --
 Diluted....................      50,487         --          --              --           --             --

                                       PRO FORMA                    AS ADJUSTED
                              ---------------------------   ---------------------------
                                  OTHER
                               ACQUISITIONS                    OFFERING
                              ADJUSTMENTS(H)    COMBINED    ADJUSTMENTS(J)    COMBINED
                              --------------   ----------   --------------   ----------
Revenues....................     $(2,400)      $1,439,871           --       $1,439,871
Operating expenses
 Wages and benefits.........        (974)         635,715           --          635,715
 Services and supplies......      (4,076)         421,547           --          421,547
 Rent, lease and
   maintenance..............          (2)         165,111           --          165,111
 Depreciation and
   amortization.............       1,386           60,693           --           60,693
 Merger costs...............          --           12,974           --           12,974
 Other operating expenses...          (5)          16,530           --           16,530
                                 -------       ----------      -------       ----------
 Total operating expenses...      (3,671)       1,312,570           --        1,312,570
                                 -------       ----------      -------       ----------
 Operating income...........       1,271          127,301           --          127,301
Other non-operating (income)
 expense net................       4,755           26,224      (10,384)          15,840
                                 -------       ----------      -------       ----------
 Pretax profit from
   continuing operations....      (3,484)         101,077       10,384          111,461
Income tax expense..........     ( 1,276)          46,843        4,102           50,945
                                 -------       ----------      -------       ----------
 Income from continuing
   operations...............     $(2,208)      $   54,234      $ 6,282       $   60,516
                                 =======       ==========      =======       ==========
Earnings per common share:
 Basic......................                   $     1.13                    $     1.18
 Diluted....................                   $     1.10                    $     1.15
Shares used in computing
 earnings per common share:
 Basic......................         314(I)        47,913        3,500           51,413
 Diluted....................         314(I)        50,801        3,500           54,301

              AFFILIATED COMPUTER SERVICES, INC. AND SUBSIDIARIES

             NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF
                                     INCOME
                                  (UNAUDITED)
                        FOR THE YEAR ENDED JUNE 30, 1998

(A) Information obtained from the unaudited financial statements of BRC for the twelve months ended June 30, 1998. In December 1997, BRC recognized a $5.8 million charge to other non-operating income related to the impairment of goodwill and other intangible assets of BRC's payor services healthcare business unit in accordance with Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

(B) Reflects an adjustment to eliminate operating results for certain businesses of BRC which the Company has determined are to be either divested or shut down after consummation of the merger. The operating results for these businesses are included in BRC's historical financial information noted in (A) above.

(C) Reflects employee terminations (i.e., salary and related expenses of general and administration personnel) and elimination of redundant public company and facility costs to be effected immediately after consummation of the acquisition.

(D) Reflects the additional amortization of expense of approximately $4.8 million resulting from the allocation of the excess cost of the acquisition to software, non-compete agreements and goodwill, offset by a reduction in depreciation and amortization expense of approximately $5.7 million as a result of recording BRC's fixed assets at their respective fair values based upon an independent appraisal.

(E) Reflects interest expense for the financing of the transaction based upon the terms of the Company's increase in its revolving line of credit. (See "Use of Proceeds" included elsewhere in this Prospectus).

(F) Reflects the income tax effect for the pro forma adjustments at the statutory tax rate adjusted for the impact of non-deductible goodwill amortization.

(G) Other Acquisitions reflects the aggregate historical results of operations for the nine acquisitions made by the Company during the period from July 1, 1997 through the date of this Prospectus (excluding BRC).

(H) Reflects the aggregate pro forma adjustments from the nine acquisitions made by he Company during the period noted in (G) above. Such adjustments represent primarily: (i) decreases to revenue to conform revenue recognition policies to those of the Company, (ii) net decreases to expenses upon the consolidation of the acquired business' operations, including the elimination of costs associated with the prior owners and overhead allocations by the prior owners which would not be reflective of the ongoing operations of the acquired operations, (iii) the net decrease to depreciation and amortization expense from the allocation of the purchase price of each acquisition to the assets and liabilities of the businesses acquired, (iv) the increase to amortization expense resulting from the allocation of the excess cost of the acquisition to client contracts, software and goodwill after recording the fair value of the assets acquired and the liabilities assumed, (v) the net increase to interest expense reflecting the financing of the transactions, (vi) the related tax effect of the pro forma adjustments at the statutory tax rates adjusted for the impact of non-deductible goodwill amortization, and (vii) the elimination of sales between the Company and the acquired businesses during the period presented.

(I) Reflects an adjustment to the shares used in computing earnings per common share issued in connection with the purchase of Other Acquisitions as if the issuance had occurred at the beginning of the period.

(J) Reflects the reduction in interest expense, including related tax effect, after applying estimated net proceeds from this offering of $173 million to paydown the Company's line of credit.

------------------------------------------------------
------------------------------------------------------

     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER ACS NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                           -------------------------

                               TABLE OF CONTENTS

                           -------------------------

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Where You Can Find More Information...   12
Cautionary Statement Concerning
  Forward-Looking Statements..........   13
Use of Proceeds.......................   14
Selling Stockholder if Underwriters'
  Over-Allotment Option is Exercised..   15
Price Range of Class A Common Stock...   16
Dividend Policy.......................   16
Capitalization........................   17
Selected Consolidated Financial Data..   18
Business..............................   19
Description of Capital Stock..........   25
Underwriting..........................   29
Experts...............................   30
Legal Matters.........................   31
Pro Forma Condensed Consolidated
  Financial Information (Unaudited)...  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                       AFFILIATED COMPUTER SERVICES, INC.

                                3,500,000 SHARES
                              CLASS A COMMON STOCK
                           -------------------------

                                   PROSPECTUS
                           -------------------------
                            BEAR, STEARNS & CO. INC.
                              GOLDMAN, SACHS & CO.
                           -------------------------

                          DONALDSON, LUFKIN & JENRETTE

                               HAMBRECHT & QUIST

                             PRUDENTIAL SECURITIES
                                            , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the estimated expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by the Company.

Registration fee............................................  $ 54,873
Accounting fees and expenses................................    60,000
Legal fees and expenses.....................................    80,000
NASD fees...................................................    20,239
Blue Sky fees and expenses (including counsel fees).........     2,500
Printing and engraving expenses.............................    55,000
Miscellaneous expenses......................................   127,388
                                                              --------
          Total.............................................  $400,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director, with certain limited exceptions.

     Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

     The Company's Certificate of Incorporation contains provisions requiring it to indemnify its officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 16. EXHIBITS.

     The Exhibits to this Registration Statement are listed in the Index to Exhibits on page II-5 of this Registration Statement, which Index is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

     (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) and 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on February 5, 1999.

                                            AFFILIATED COMPUTER SERVICES, INC.

                                            By:     /s/ JEFFREY A. RICH
                                              ----------------------------------
                                              President, Chief Operating Officer
                                                         and Director

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of Affiliated Computer Services, Inc., hereby severally constitute and appoint Jeffrey A. Rich and David W. Black, and each of them, our true and law attorneys-in-fact and agents, with full power of substitution and resubstitution, for each of us in our name, place and stead, in any and all capacities, to sign Affiliated Computer Services, Inc.'s Registration Statement on Form S-3, and any other Registration Statement relating to the same offering, and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grant to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as each of us might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

                  /s/ DARWIN DEASON                    Chairman of the Board, Chief    February 5, 1999
-----------------------------------------------------    Executive Officer and
                    Darwin Deason                        Director

                 /s/ JEFFREY A. RICH                   President, Chief Operating      February 5, 1999
-----------------------------------------------------    Officer and Director
                   Jeffrey A. Rich

                  /s/ MARK A. KING                     Chief Financial Officer and     February 5, 1999
-----------------------------------------------------    Director
                    Mark A. King

              /s/ HENRY G. HORTENSTINE                 Executive Vice President        February 5, 1999
-----------------------------------------------------
                Henry G. Hortenstine

                 /s/ DAVID W. BLACK                    Executive Vice President,       February 5, 1999
-----------------------------------------------------    Secretary, General Counsel
                   David W. Black                        and Director

                /s/ PETER A. BRACKEN                   Executive Vice President and    February 5, 1999
-----------------------------------------------------    Director
                  Peter A. Bracken

               /s/ CLIFFORD M. KENDALL                 Director                        February 5, 1999
-----------------------------------------------------
                 Clifford M. Kendall

                /s/ JOSEPH P. O'NEILL                  Director                        February 5, 1999
-----------------------------------------------------
                  Joseph P. O'Neill

                 /s/ FRANK A. ROSSI                    Director                        February 5, 1999
-----------------------------------------------------
                   Frank A. Rossi

                               INDEX TO EXHIBITS

        EXHIBIT
          NO.
        -------
          *1.1             -- Form of Underwriting Agreement
           4.1             -- Rights Agreement, dated August 5, 1997 between the
                              Company and ChaseMellon Shareholder Services, L.L.C.,
                              filed as Exhibit 4.1 to the Company's Form 8-K (date of
                              earliest event reported: August 20, 1997) and
                              incorporated herein by reference
          *5.1             -- Opinion of Hughes & Luce, L.L.P.
         *23.1             -- Consent of PricewaterhouseCoopers LLP
         *23.2             -- Consent of PricewaterhouseCoopers LLP
         *23.3             -- Consent of Ernst & Young LLP
          23.4             -- Consent of Hughes & Luce, L.L.P. (included in Exhibit
                              5.1)
          24.1             -- Power of Attorney (included on signature page of
                              Registration Statement)

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* filed herewith